   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1998
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               VALLEY MEDIA, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          5190                  94-2556440
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            ------------------------

                             1280 SANTA ANITA COURT
                           WOODLAND, CALIFORNIA 95776
                                 (530) 661-6600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                J. RANDOLPH CERF
                            CHIEF FINANCIAL OFFICER
                               VALLEY MEDIA, INC.
                             1280 SANTA ANITA COURT
                           WOODLAND, CALIFORNIA 95776
                                 (530) 661-6600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

          DANIEL J. WINNIKE                         ALAN C. MENDELSON
            PAUL A. REINER                          COOLEY GODWARD LLP
  HOWARD, RICE, NEMEROVSKI, CANADY,                 5 PALO ALTO SQUARE
    FALK & RABKIN, A PROFESSIONAL                  3000 EL CAMINO ROAD
             CORPORATION                           PALO ALTO, CA 94306
 THREE EMBARCADERO CENTER, SUITE 700                  (650) 843-5000
       SAN FRANCISCO, CA 94111
            (415) 434-1600

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM
                              TITLE OF EACH CLASS OF                                AGGREGATE OFFERING      AMOUNT OF
                           SECURITIES TO BE REGISTERED                                  PRICE (1)        REGISTRATION FEE
Common Stock, .001 par value......................................................     $46,000,000           $12,788

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS                   SUBJECT TO COMPLETION
                            DATED DECEMBER   , 1998

XX,000,000 SHARES

[VALLEY LOGO]

VALLEY MEDIA, INC.
COMMON STOCK
(PAR VALUE $0.001 PER SHARE)

This is an initial public offering of shares of Common Stock of Valley Media, Inc. The Company is offering all of these shares and will receive all of the proceeds from this offering. There is currently no public market for the Common Stock.

Valley will list the Common Stock on the Nasdaq National Market under the symbol "VMIX."

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                PRICE TO         UNDERWRITING     PROCEEDS TO
                                PUBLIC           DISCOUNT         COMPANY
---------------------------------------------------------------------------------

Per Share                       $                $                $
---------------------------------------------------------------------------------

Total                           $                $                $
---------------------------------------------------------------------------------

This is a firm commitment underwriting. To cover over-allotments, the
underwriters may purchase up to an additional      shares from the Company at
the initial public offering price less the underwriting discount.

It is expected that delivery of the shares will be made to investors on      ,
1999.

J.P. MORGAN & CO.                                  BANCBOSTON ROBERTSON STEPHENS

          , 1999

        [Valley logo surrounded by logos of its suppliers and customers]

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           4
Risk Factors...................................           7
Use of Proceeds................................          14
Dividend Policy................................          14
Capitalization.................................          15
Dilution.......................................          16
Selected Consolidated Financial Data...........          17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          18

                                                    PAGE
Business.......................................          27
Management.....................................          39
Certain Transactions...........................          46
Principal Stockholders.........................          47
Description of Capital Stock...................          48
Shares Eligible for Future Sale................          50
Underwriting...................................          51
Legal Matters..................................          53
Experts........................................          53
Additional Information.........................          53
Index to Financial Statements..................         F-1

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. This Prospectus is an offer to sell, or a solicitation of offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of Common Stock.

In this Prospectus:

    - "the Company," "Valley," "we," "us" and "our" refer to Valley Media, Inc.

    - all brand names and trademarks listed are the properties of their owners

Unless otherwise indicated, references to the number and percentages of shares of Common Stock assume that the underwriters' over-allotment option is not exercised.

Our fiscal year is a 52 or 53 week period ending on the Saturday nearest to March 31. Our fiscal quarter is a 13 week period ending on the Saturday of the 13th week. However, in a 53 week fiscal year, the fourth quarter is a 14 week period. For convenience, at times in this Prospectus we refer to our fiscal year end as March 31 and our quarters ended as of March, June, September and December.

Our executive offices are at:  1280 Santa Anita Court
                       Woodland, California 95776
                       (530) 661-6600
                       www.valsat.com

Until           , 1999 (25 days after the date of this Prospectus), all dealers that affect transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealer's obligation to deliver a Prospectus when acting as an underwriter in this offering and when selling unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS CERTAIN OF THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE FINANCIAL STATEMENTS.

                               VALLEY MEDIA, INC.

Valley Media, Inc. is the largest independent full-line distributor of music and video entertainment products in the United States. Our retail customers include BestBuy, CVS, Toys R Us and Trans World Entertainment as well as thousands of other retailers. In 1998, we distributed product to more than 6,000 retailers operating over 32,000 traditional storefronts. We also provide product, data and value-added services to more than 100 Internet music and video retailers including Amazon.com, CDnow, Inc., DVD Express and N2K Inc. Our advanced systems, technology and proprietary databases enable us to act as a partner to music and video suppliers and retailers in the $28.8 billion domestic music and video retail market. In fiscal 1998, we had net sales of $583.5 million. In the six months ended September 1998, we had net sales of $343.4 million.

Valley has been a beneficiary of retailers' efforts to outsource certain of their distribution and purchasing functions. The music and video industries are offering, and consumers are demanding, a growing product selection from thousands of individual film studios and music labels. This demand for a larger variety of titles has been particularly illustrated by Internet retailers who differentiate themselves from traditional stores by advertising the breadth of their "virtual" selections. It is inefficient for many retailers to manage the large number of supplier relationships necessary to satisfy their customers. Accordingly, retailers turn to product aggregators such as Valley to simplify their own operations and reduce costs.

We believe we differentiate ourselves by aggregating the deepest selection of music and video titles while simultaneously offering value-added systems, data and other capabilities. We aggregate and distribute product from all of the major labels and studios and thousands of independent labels and studios. We stock more than 245,000 different items, including CDs, video cassettes and DVDs.

New Media, our Internet sales, support and data division, is our fastest growing business. Its revenues increased 520%, from $8.2 million to $51.1 million, in the six months ended September 1998 compared with the corresponding period of 1997. According to Forrester Research, domestic on-line sales of physical music and video product at retail are expected to grow from approximately $338 million in 1998 to $3.8 billion in 2003. Access to our extensive catalog is particularly valuable to on-line retailers as on-line customers tend to buy higher proportions of deep catalog titles relative to hits than do traditional shoppers. Our databases serve as an integral part of Internet retailers' product information and ordering systems. Most of our Internet customers also rely on a number of our other value-added services to outsource operating capabilities instead of making the substantial investment to build their own inventories and infrastructure.

As a full-line distributor, we also play a key role in the delivery of music and video to traditional retailers. We serve customers ranging from independent stores to specialty chains to retailers who carry music and video product as an ancillary product line. For the independent stores, we are usually the primary or secondary supply source for most or all of their inventory needs. The large chains frequently have their own distribution centers to acquire product directly from the major labels and studios, but they generally stock only the higher velocity titles. Accordingly, we serve their special needs for deep catalog product, independent product, special orders and emergency replenishment.

Our Independent Distribution Group leverages our strength in full-line distribution and provides Valley the opportunity for higher gross margin sales. This group provides marketing and logistical support to independent music labels through Distribution North America, an independent music distribution company.

We intend to continue growing by exploiting the following opportunities:

    - continued rapid growth of music and video sales over the Internet

    - expected growth of DVD

    - increased demand for deep catalog music and video

    - cross-selling of music and video

    - industry consolidation

We believe we can increase profitability and operating efficiency by leveraging our scale and market leading position to improve delivery times, lower costs and strengthen our partnerships with our suppliers and customers.

                                  THE OFFERING

COMMON STOCK OFFERED........................  XX,000,000 shares

COMMON STOCK OUTSTANDING AFTER THE
 OFFERING...................................  XX,XXX,000 shares (1)

USE OF PROCEEDS.............................  For repayment of debt and working capital and general corporate purposes. See "Use of
                                              Proceeds."

PROPOSED NASDAQ NATIONAL MARKET SYMBOL......  "VMIX"

DIVIDEND POLICY.............................  The Company intends to retain its earnings for working capital and does not anticipate paying
                                              cash dividends in the foreseeable future. See
                                              "Dividend Policy."

------------------------

(1) Excludes 150,020 shares of Common Stock subject to stock options we granted under stock option agreements and 105,980 shares of Common Stock issuable under our stock option plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The data set forth below should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.

                            -------------------------------------------------------------------------------------------
                                                                                              SIX MONTHS ENDED
                                                 FISCAL YEARS                        ----------------------------------
DOLLARS IN THOUSANDS,       -------------------------------------------------------    SEPT. 27, 1997   SEPT. 26, 1998
 EXCEPT PER SHARE DATA            1994        1995       1996       1997   1998 (1)               (1)        (2)
                            -----------  ---------  ---------  ---------  ---------  ----------------  ----------------
STATEMENTS OF OPERATIONS
  DATA
Net sales.................   $ 100,172   $ 140,916  $ 156,557  $ 199,231  $ 583,492          $234,446          $343,351
Gross profit..............      13,578      14,331     18,710     23,525     66,865            26,809            37,946
Operating income..........       2,139       4,830      4,677      2,973     11,682             2,971             3,736
Equity in net loss of
  joint venture...........           -         162        903        207          -                 -                 -
Interest expense..........         524         735      1,305      1,745      6,627             2,680             5,967
Income (loss) before
  income taxes............       1,615       3,933      2,469      1,021      5,055               291            (2,231)
Net income (loss).........   $     954   $   2,317  $   1,453  $     611  $   3,021           $   168          $ (1,333)
Net income (loss) per
  share:
  Basic...................   $    1.58   $    3.79  $    2.35  $    1.02  $    5.07          $   0.28          $  (2.22)
  Diluted.................   $    1.55   $    3.72  $    2.23  $    0.95  $    4.60          $   0.26          $  (1.92)
Weighted average shares
  outstanding:
  Basic...................     605,459     611,616    617,584    596,666    596,003           595,132           601,052
  Diluted.................     613,798     622,603    652,455    640,897    656,216           648,967           692,623

SUPPLEMENTAL OPERATING
  DATA
EBITDA (3)................   $   2,655   $   5,322  $   5,070  $   4,615  $  15,795          $  4,785          $  6,348

                                                                                                        -------------------------
                                                                                                            AT SEPT. 26, 1998
                                                                                                        -------------------------
DOLLARS IN THOUSANDS                                                                                      ACTUAL  AS ADJUSTED (4)
                                                                                                        --------  ---------------
BALANCE SHEET DATA
Working capital (deficit).............................................................................  $(21,901)          $X,000
Total assets..........................................................................................   352,766            X,000
Total long-term obligations...........................................................................     4,845            X,000
Total short-term borrowings...........................................................................   131,115            X,000
Stockholders' equity..................................................................................     9,644            X,000

------------------------

(1) Includes the results of operations of the video business Valley acquired on May 20, 1997.

(2) Includes interest expense of $1.2 million incurred in refinancing the credit facility and selling, general and administrative expenses of $587,000 for the write off of deferred offering costs.

(3) "EBITDA" is defined as earnings before interest, income taxes, depreciation and amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

(4)  Adjusted to reflect the sale by the Company of       shares of Common Stock
offered at an assumed initial offering price of $         per share and the
application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

COMPETITION

FULL-LINE DISTRIBUTION

The full-line distribution of music and video is an intensely competitive business. We believe the primary competitive factors in the full-line distribution of music are:

    - inventory breadth (actively stocked)

    - fulfillment rate (the percentage of a customer's order that is filled on a current basis)

    - reliability

    - accuracy, completeness and depth of data

    - price

    - delivery time

    - information systems and electronic data interchange capabilities

    - customer service

    - vendor managed inventory capabilities

    - advertising support

    - financial strength

These factors are also the primary competitive factors in distribution of video, but because video is more "hit" driven than music, with fewer titles and less demand for deep catalog product, price is a relatively more important competitive factor.

We compete with national, regional and local full-line distributors. Our largest direct competitor in full-line music distribution, Alliance Entertainment Corp., filed for Chapter 11 bankruptcy protection in July 1997 and emerged from bankruptcy in August 1998. In addition to Alliance, we compete with dozens of other full-line distributors, of which some sell to retailers nationwide and others are particularly active in their respective geographic regions or in certain niche markets. In our full-line video distribution business, we compete with eight companies of greater or comparable size, the largest of which is Ingram Entertainment, Inc. which has significantly greater sales than us.

In addition, the major labels, major studios and independent distribution companies sell substantial amounts of their products directly to retailers. However, to date they have not focused, to the same extent we have, on fulfilling the needs of smaller independent stores or providing value-added services. If the major labels, major studios and independent distribution companies start providing more responsive service to underserved retail segments or value-added services at competitive costs, our financial results could be adversely affected.

From time to time, several of our retail chain customers have chosen to buy a substantial volume of their inventory directly from the major labels and studios that they had previously been purchasing from us. To the extent that our customers increase their direct purchasing from the major labels and studios or the independent distribution companies, our financial results could be adversely affected.

We also compete with several vendor managed inventory firms, including two national vendor managed inventory firms, Anderson Merchandising and Handleman Company, both of which we believe have greater revenues than us. Vendor managed inventory firms provide customers with inventory selection services for a limited range of high-volume product, management services and in-store servicing in addition to order fulfillment.

In addition to competition from existing competitors, in the future we could face competition from new competitors that may enter the business. If new competitors enter the music and video distribution business, our financial results could be adversely affected.

NEW MEDIA

Our existing competitors include Alliance Entertainment Corp., Baker & Taylor and Ingram Entertainment. Other distributors have announced an interest in starting to service the on-line market. If one or more of the leading on-line retailers that we service buys more of its inventory directly from a label or studio or through an alternative distributor, our financial results could be adversely affected. Amazon.com, one of our largest New Media customers, has announced its intent to increase the proportion of product it buys directly from the labels and studios. In addition, to the extent our Internet customers utilize fewer value-added services, such as direct-to-consumer fulfillment and data, our financial results could also be adversely affected.

Our New Media Group's growth will largely depend on the development and widespread acceptance of the Internet as a medium for commerce. Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The growth projections of Forrester Research for Internet music and video sales that we have cited in this Prospectus are only their estimates and may not prove to be accurate. If use of the Internet stops growing, our financial results could be adversely affected. Additionally, we are not certain that growth in on-line music and video retail businesses will continue or that such growth will not adversely affect our traditional full-line distribution business.

INDEPENDENT DISTRIBUTION

Our independent distribution arm, Distribution North America, competes with several other independent distribution companies. Some of these competitors conduct distribution operations equal or larger than Distribution North America and others operate in niche markets. We also compete with several of the major labels' own independent distribution arms. In addition, as a label or artist gains in popularity, Distribution North America faces new competition from the major labels to retain distribution rights for that label or artist. See "Business - Competition."

DEPENDENCE ON SUPPLIERS

The major labels and studios produce most of the music and video product. Our success depends upon our ability to obtain products in sufficient quantities on competitive terms and conditions from each of the major labels and studios as well as from thousands of smaller suppliers. We do not have long term contracts with any supplier for our full-line distribution or New Media businesses. If we cannot obtain sufficient quantities of product from the major labels or studios or a significant number of other suppliers for our full-line distribution and New Media operations, our financial results could be adversely affected.

Distribution North America maintains contracts with most of the suppliers it represents. These contracts typically range in length from one to three years. Distribution North America's largest label group accounted for approximately 11% of Distribution North America's net sales for the first eight months of fiscal 1999. If Distribution North America were unable to maintain its distribution relationship with any of its large customers, its financial results would be adversely affected. See "Business - Suppliers."

DEPENDENCE ON MAJOR CUSTOMERS

During the first six months of fiscal 1999, our top three customers accounted for an aggregate of 13.3% of our sales. We believe our percentage of sales from these customers, as well as from a few of our other large customers, will increase as a percentage of sales during the remaining six months of fiscal 1999 and potentially thereafter. In October 1998, under a contract that expires in June 1999, we began providing a significant distribution function for the Blockbuster Music stores purchased by Wherehouse Entertainment. We anticipate that Wherehouse may become our largest customer for the last six months of fiscal 1999 and generate more sales than any other customer. After June 1999, we anticipate that sales to Wherehouse will decline as it handles more of its distribution functions internally. In addition, we anticipate that if our New Media business continues to grow, sales to a few large Internet retailers will represent a significant percentage of our total sales. The completion of the publicly announced merger of two of our largest New Media customers, CDnow and N2K, will make the combined company our largest New Media customer for the first six months of fiscal 1999. If any of our largest customers were to stop or reduce their purchasing from us, our financial results could be adversely affected.

RELIANCE ON INFORMATION SYSTEMS

Our information systems are an integral part of our operations. We are constantly upgrading these systems and developing new applications. Our primary information system is currently utilized for our audio and video operations in our Woodland and Louisville distribution centers and certain of our smaller facilities. We use an ancillary information system for our video facilities in Massachusetts, New Jersey, New York and Pennsylvania. In stages over the next two years, we intend to integrate this ancillary information system into our primary information system. In addition, we use a separate information system for our vendor managed inventory operations. During 1999, we intend to license software to replace our current vendor managed inventory system. We cannot be certain that the integration or replacement of these systems will be completed as scheduled or without unanticipated costs or operational difficulties. The failure or inoperability of our systems, or difficulties in integration of these systems, could have a material adverse impact on our financial results. See "Risk Factors - Uncertainties Relating to Facilities," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Matters" and "Business - Full-Line Distribution - Operations and Technology."

EFFECTS OF YEAR 2000 ON INFORMATION SYSTEMS

Many information systems were designed to use only a two digit date field. These date fields may need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are expanded to four digits on our information systems, any or all of our information systems could fail or provide erroneous output when referencing dates subsequent to December 31, 1999. In addition, as we provide electronic data interchange with our suppliers and customers, difficulties with 21st century dates in our customers' or suppliers' information systems could adversely affect our information systems, and vice versa. Such failures or errors could occur prior to 2000. We are in the process of updating our systems to preempt such problems. If we or our electronic data interchange suppliers and customers are unable to update our systems successfully to eliminate this problem, we may be prevented from using some or all of our information systems or exchanging data with our customers or suppliers. This, in turn, could disrupt our business and have a material adverse impact on our financial results. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Year 2000 Matters."

UNCERTAINTIES RELATING TO VIDEO RENTAL MARKET

In the past two years, studios and full-line distributors have initiated programs to increase the quantity of copies of popular video titles stocked by retailers. These programs include providing retailers the opportunity to avoid purchasing product by sharing their rental revenue with the studio or full-line distributor. We believe that these programs have accelerated a shift of the market share away from independent video rental stores and small chains in favor of the larger chains. This is imposing financial pressure on independent retailers and regional chains, and may have a negative impact on the Company's ability to collect accounts receivable from these retailers. Since, in general, full-line distributors play a larger role with independent retailers than the larger chains, we believe that the market may contract for full-line distribution of video rental product. In addition, while most full-line video distributors have elected to participate in revenue sharing distribution arrangements to help increase the quantity of copies of titles available from the major studios, we have not. For the time being, we have not seen adequate demand from independent retailers to justify the expense. In doing so, we risk losing market share to those distributors who adopt revenue sharing.

UNCERTAIN IMPACT OF CHANGES IN PHYSICAL FORMAT

Within the past two years, studios started selling DVD, which currently is being marketed as a superior alternative to the video cassette and may eventually be marketed as a superior replacement for the music CD. In addition, even more recently, Divx-enhanced DVD players have been introduced to play Divx discs and DVDs. Divx discs are disposable DVDs and are an alternative to returnable video rental products. Customers can play Divx discs for a short period or electronically pay an additional fee to continue using the Divx disc. Currently, we do not distribute Divx discs. The introductions of these new formats may cause consumers to exercise caution in building their libraries of video cassettes and music CDs, thus decreasing our video sell-through and music sales. In addition, our financial results could be adversely affected if Divx products become widely accepted, Divx displaces significant demand for the formats we sell and we are unable to participate in their distribution.

EMERGENCE OF NEW DELIVERY TECHNOLOGIES

Music and video are currently marketed and distributed primarily on a physical delivery basis through wholesale and retail distribution. In the future, if products are marketed, sold and delivered by labels or studios directly to stores or homes through electronic downloading or streaming, current methods of wholesale and retail distribution could decrease or be eliminated. Real Networks and others offer streaming technology which allows users to listen to, but not record, audio and video. In addition, digital distribution has begun on the Internet utilizing a technology called MP3, a coding compression technology that allows downloading and copying of any digital audio product. Today, much of this type of digital distribution is unauthorized and lacks copyright protection. However, the major studios have recently announced a plan to develop a universal standard for the electronic delivery of music and have announced their intention to make this delivery method available by the end of 1999. If electronic distribution of music or video becomes widespread and displaces significant demand for the formats we sell and we fail to play a significant role in the electronic distribution market, our financial results would be adversely affected.

In addition, cable television companies, Direct Satellite TV and others are beginning to offer movies on a "near-video-on-demand" or other basis that allows subscribers to order selected videos for in-home viewing. To the extent that these programs achieve a broad level of acceptance, the market for physical video product sold or rented by retailers could decline, which would, in turn, reduce our sales of video product.

UNCERTAINTIES RELATING TO FACILITIES

During the first quarter of fiscal 1999, we began distributing music and video from our newest distribution center in Louisville, Kentucky. Integration of operations into this new distribution center has and will absorb a substantial amount of management attention during a period when our ability to manage our growth and development is critical. After eight months of operation at the Louisville distribution center, we continue to experience operating and inventory inefficiencies. Such inefficiencies could have a material adverse effect on our financial results. In addition, as the Louisville distribution center has increased our fixed costs substantially, a lack of growth or decline in sales would adversely affect our earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Full-Line Distribution - Operations and Technology."

Continued growth of our business will likely cause us to add new facilities or expand or move our current facilities. As with any such facility changes, we may experience operational disruptions, inventory inefficiencies and other difficulties due to such changes.

PRODUCT RETURNS

Music and video products generally are returnable throughout the distribution channel, subject in some circumstances to restocking fees and to some limitations on return rights. To the extent that customer return levels change significantly from prior periods or that actual returns are substantially greater than we anticipate, our operating results for the period in which such returns occur would be adversely affected. We bear inventory risk associated with the financial viability of our independent labels and studios. If a label or studio cannot provide refunds in cash for the inventory Valley desires to return, we may be forced to expense such inventory costs. Further, Valley often experiences higher returns rates for products of financially troubled labels and studios. If we fail to manage our inventory to avoid accumulating substantial product that cannot be returned, our financial results could be adversely affected.

COPYRIGHTS AND ROYALTIES

Substantially all of the music and video products we sell are subject to copyright laws and licenses that limit the manner and geographic area in which such products may be sold and provide royalties to the copyright owners. Any sales of product in violation of such laws and licenses by anyone in the chain of distribution may subject others in the distribution chain to monetary damages or confiscation of such product. We distribute thousands of titles from different artists over numerous jurisdictions and rely primarily on our suppliers to ensure compliance with the copyright laws, some of which may be conflicting or not clearly developed, and payment of appropriate royalties. Although we have not experienced a material loss due to copyright violations, we could be damaged in the future by copyright violations by someone in our distribution channel.

UNCERTAINTY OF INTERNATIONAL MUSIC SALES

Most of the major labels have adopted policies restricting the export of their merchandise by domestic distributors. However, consistent with industry practice, we distribute music of the major labels internationally. Our international net sales of music for fiscal 1998 were approximately $43.2 million and for the first six months of fiscal 1999 were approximately $22.5 million. In particular, approximately $5.0 million of New Media net sales in the first six months of fiscal 1999 were shipped overseas. We would be adversely affected if a major label enforced any restriction on our ability to sell music outside the United States.

Although our international sales are denominated in dollars, our international sales volume can be adversely affected by appreciation of the dollar relative to foreign currencies. In addition, our credit risk with international customers could increase with such appreciation. Other risks to which international operations are subject include:

    - imposition of governmental controls

    - export license requirements

    - restrictions on the export of certain technology

    - political instability

    - trade restrictions

    - tariff changes

    - impact of local economic conditions and practices.

Our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks.

SUBSTANTIAL LEVERAGE; RESTRICTIVE COVENANTS

We have a revolving credit facility which allows us to borrow up to $200.0 million, subject to certain accounts receivable and inventory availability criteria. The credit facility is secured by substantially all of our assets. As of November 28, 1998, borrowings of approximately $125.3 million were outstanding under the credit facility. The credit facility will remain in place following this offering and will be used for general working capital purposes. See "Use of Proceeds."

As a result of our substantial leverage:

    - we will incur significant interest expense and principal repayment obligations

    - our ability to obtain additional financing in the future may be limited

    - our ability to compete through expansion, capital improvements and flexibility in response to changing industry conditions may be limited

The credit facility contains numerous restrictive covenants, including:

    - limitations on our ability to acquire or invest in other businesses

    - requirements that we comply with certain financial covenants

If we fail to comply with the terms of the credit facility or other agreements related to the credit facility, or obtain waivers from such obligations, we could trigger an event of default under the credit facility or related agreements. An event of default could permit acceleration of indebtedness under the credit facility or related agreements that contain cross-acceleration or cross-default provisions.

Our cash flow and capacity needs change significantly during the year, with the heaviest credit needs and highest capacity requirements typically occurring during the third fiscal quarter. If we do not have sufficient finances to purchase the inventory required or the distribution capacity to distribute product in a timely and accurate manner during such seasonal peak periods, our financial results could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality in Operating Results."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

We anticipate significant fluctuations in future quarterly sales and operating results due to a number of factors outside our control, including:

    - seasonal variations in the demand for music and video

    - variability in the number and sales magnitude of new "hit" music or video titles in a given quarter

    - the proportions in which retailers buy their music and videos directly from major labels or studios as opposed to through a full-line distributor

    - the percentage of returns in a given quarter

    - the general economic condition in the music and video industries

For example, the release of one major hit video in a quarter can materially affect our operating results in a given quarter. As a result, we believe period-to-period comparisons of our results of operations are not, and will not necessarily be, meaningful and should not be relied upon as an indication of future performance. Due to the foregoing factors, it is possible that in some future quarters our operating results will be below the expectations of analysts and investors. In such event, the price of the Common Stock may be adversely affected.

NO PRIOR PUBLIC MARKET; STOCK PRICE VOLATILITY

Prior to this offering, there has been no public market for the Common Stock. We will list the Common Stock for trading on the Nasdaq National Market. The initial public offering price will be determined by negotiations between the underwriters and us and may not be indicative of the market price for the Common Stock after this offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price of the Common Stock. We do not know the extent to which investor interest will lead to the development of an active public market. Investors may not be able to resell the Common Stock at or above the initial public offering price. Many factors could cause the market price of the Common Stock to fluctuate substantially including:

    - future announcements concerning Valley or its competitors

    - variations in operating results

    - loss of a key supplier or customer

    - technological innovations such as changes in physical product formats or delivery technologies

    - changes in product pricing policies by Valley, its suppliers or competitors

    - changes in earnings estimates by securities analysts

These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of the Common Stock. See "Underwriting."

CONTROL BY FOUNDER AND ANTI-TAKEOVER CONSIDERATIONS

After giving effect to this offering, Barnet Cohen, the founder and Chairman of
the Board, will beneficially own approximately   % of the Common Stock, and the
executive officers and directors, including Mr. Cohen, will own, in the
aggregate, approximately   % of the Common Stock, assuming no exercise of
outstanding options. As a result, Mr. Cohen will be able to exercise control over all matters requiring stockholder approval, including election of directors and approval of significant corporate transactions. Future sales by Mr. Cohen or the other members of management of substantial amounts of Common Stock, or the potential for such sales, could adversely affect the prevailing market price of the Common Stock.

Certain provisions of Valley's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make it more difficult for a third party to acquire control of Valley without the consent of Valley's Board of Directors, even if such change were favored by the stockholders. In addition, the Board of Directors has the authority to issue preferred stock without stockholder approval. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

The market price of the Common Stock could drop as a result of sales of a large number of shares of Common Stock in the market after this offering, or the perception that such sales could occur. These factors could also make it more difficult for Valley to raise funds through future offering of Common Stock.

There will be       shares of Common Stock outstanding immediately after this
offering. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of Valley, as defined in Rule 144 under the Securities Act. The remaining 602,327 shares of Common Stock that will be outstanding upon completion of this offering are "restricted securities" as defined in Rule 144. These restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144 or an exemption under the Securities Act. In connection with this offering, all holders of restricted securities have agreed not to sell their shares without the prior written consent of J.P. Morgan & Co. for a period of 180 days from the date of this Prospectus.

As of November 28, 1998, 150,020 shares of Common Stock were issuable upon exercise of currently outstanding options, all of which are subject to the lock-up agreements described above. Of those options, options to purchase shares will be vested and fully exercisable 180 days after commencement of this offering. See "Shares Eligible for Future Sale."

FORWARD-LOOKING STATEMENTS

Certain statement contained or incorporated in this Prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements are included, for example, in the discussions about:

    - the market for music and video sales

    - our strategy

    - future technology

    - our information systems

    - Year 2000 issues

Those forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in those statements. Factors that could cause differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the       shares of Common
Stock being offered hereby are estimated to be approximately $         at an
assumed initial public offering price of $         (approximately $         if
the Underwriters' over-allotment option is exercised in full). The Company intends to use all of the net proceeds to repay a portion of the outstanding balance under its revolving credit facility (the "Credit Facility"), as a result of which the Company expects to have additional borrowing capacity available to it for working capital and general corporate purposes. The Credit Facility was established in May 1998 to provide working capital financing and replace the Company's prior credit facility. At November 28, 1998, the outstanding balance under the Credit Facility was approximately $125.3 million. Outstanding balances under the Credit Facility bear interest, at the Company's election, of either the prime rate plus a margin ranging from 0% to 0.5% or the Euro Dollar Rate (as defined in the Credit Facility) plus a margin ranging from 2% to 2.75%. At November 28, 1998, the average interest rate on outstanding borrowings under the Credit Facility was approximately 7.64%. The Credit Facility expires in May 2001, unless extended by the parties, and upon such expiration all outstanding amounts are then due.

                                DIVIDEND POLICY

The holders of Common Stock are entitled to share ratably in any dividends declared by the Company on the Common Stock. The Company did not declare any dividends on the Common Stock during fiscal 1996, 1997 or 1998, however, and does not anticipate paying any dividends in the foreseeable future. In addition, the Credit Facility contains certain limitations on the Company's ability to pay cash dividends.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of September 26, 1998 and as adjusted as of such date to reflect the sale of the Common Stock offered by the Company hereby (at an assumed initial public offering price of
$         per share) and application of the estimated net proceeds therefrom.
This table should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                         ----------------------
                                                                           AT SEPT. 26, 1998
                                                                         ----------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                                 ACTUAL  AS ADJUSTED
                                                                         ---------  -----------
Short-term debt (including current portion of long-term debt)..........  $ 131,115   $   X,X00
Long-term debt (excluding current portion).............................      4,845       X,X00
Stockholders' equity:
  Preferred stock, $.001 par value, 2,000,000 shares authorized; no shares issued and outstanding; no shares issued and outstanding as
   adjusted............................................................          -           -
  Common stock, $.001 par value, 20,000,000 shares authorized; 602,327
   shares issued and outstanding; and       shares issued and
   outstanding as adjusted (1).........................................          1       X,X00
  Additional paid-in capital...........................................        927       X,X00
  Stockholder notes receivable.........................................        (78)     (X,X00)
  Retained earnings....................................................      8,794       X,X00
                                                                         ---------  -----------
    Total stockholders' equity.........................................      9,644       X,X00
                                                                         ---------  -----------
      Total capitalization.............................................  $ 145,604   $   X,X00
                                                                         ---------  -----------
                                                                         ---------  -----------

------------------------

(1) Excludes 149,257 shares of Common Stock issuable upon exercise of outstanding options and 106,743 shares reserved for future issuance under the Company's 1994 Stock Option Plan and 1997 Stock Option Plan.

                                    DILUTION

The net tangible book value of the Company as of September 26, 1998 was
approximately $       or $     per share of Common Stock. "Net tangible book
value" per share represents the amount of total assets less goodwill and other intangibles of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the XX,000,000 shares of Common Stock offered hereby at an
assumed initial public offering price of $         per share, and deducting
estimated underwriting discounts and commissions and offering expenses, the pro forma net tangible book value of the Company at September 26, 1998 would have
been approximately $         or $         per share. This represents an
immediate increase in net tangible book value of $         per share to existing
stockholders and an immediate dilution of $         per share to new investors.
The following table illustrates this per share dilution:

                                                                            --------------------
Assumed initial public offering price per share...........................             $   XX.XX
                                                                                       ---------
Net tangible book value per share before the Offering.....................  $    X.XX
Increase attributable to new investors....................................       X.XX
                                                                            ---------
Pro forma net tangible book value per share after the Offering............                  X.XX
                                                                                       ---------
Dilution per share to new investors.......................................             $    X.XX
                                                                                       ---------
                                                                                       ---------

The following table summarizes on a pro forma basis as of September 26, 1998, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid:

                                          ---------------------------------------------------------------
                                                                            TOTAL CONSIDERATION
                                                                   --------------------------------------
                                             SHARES PURCHASED                                    AVERAGE
                                          -----------------------                                  PRICE
                                              NUMBER     PERCENT      AMOUNT        PERCENT    PER SHARE
                                          ----------  -----------  ------------  -----------  -----------
Existing stockholders...................     602,327        XX.X%  $XXX,000,000         X.X%   $    X.XX
New investors...........................  XX,000,000        XX.X    XXX,000,000         X.X         X.XX
                                                           -----                      -----   -----------
Total...................................  XX,000,000       100.0%  $XXX,000,000       100.0%   $    X.XX
                                          ----------       -----   ------------       -----   -----------
                                          ----------       -----   ------------       -----   -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

The Company's fiscal year is a 52 or 53 week period ending on the Saturday nearest to March 31. The 1994, 1995, 1996, 1997 and 1998 fiscal years each contained a 52 week period. The consolidated statements of operations data for fiscal 1996, 1997 and 1998 and the consolidated balance sheet data as of fiscal year end 1997 and 1998 have been derived from the consolidated financial statements of the Company included elsewhere in this Prospectus that have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for fiscal 1995 and the consolidated balance sheet data as of fiscal year end 1995 and 1996 have been derived from audited consolidated financial statements not included in this Prospectus. The consolidated statement of operations data for fiscal 1994 and the consolidated balance sheet data as of fiscal year end 1994 have been derived from unaudited consolidated financial statements not included in this Prospectus. The Company's consolidated financial statements as of September 1998 and for the six months ended September 1997 and 1998 are unaudited and, in the opinion of management, contain all adjustments that are of a normal and recurring nature (except for line of credit termination fees and financing costs totalling approximately $1,200,000 and the write-off of deferred offering costs of $587,000, both of which were expensed in the six months ended September 1998) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the six months ended September 1998 are not necessarily indicative of the results expected for the full year. The data set forth below should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                              ---------------------------------------------------------------------------------
                                                                                                           SIX MONTHS ENDED
                                                                   FISCAL YEARS                        ------------------------
                                              -------------------------------------------------------   SEPT. 27,    SEPT. 26,
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA        1994       1995       1996       1997    1998 (1)     1997 (1)     1998 (2)
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA
Net sales...................................  $ 100,172  $ 140,916  $ 156,557  $ 199,231   $ 583,492    $ 234,446    $ 343,351
Cost of goods sold..........................     86,594    126,585    137,847    175,706     516,627      207,637      305,405
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
Gross profit................................     13,578     14,331     18,710     23,525      66,865       26,809       37,946
Selling, general and administrative
  expenses..................................     11,439      9,501     14,033     20,552      55,183       23,838       34,210
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
Operating income............................      2,139      4,830      4,677      2,973      11,682        2,971        3,736
Equity in net loss of joint venture.........          -        162        903        207           -            -            -
Interest expense............................        524        735      1,305      1,745       6,627        2,680        5,967
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
Income (loss) before income taxes...........      1,615      3,933      2,469      1,021       5,055          291       (2,231)
Income taxes................................        661      1,616      1,016        410       2,034          123         (898)
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
Net income (loss)...........................  $     954  $   2,317  $   1,453  $     611   $   3,021    $     168    $  (1,333)
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
                                              ---------  ---------  ---------  ---------  -----------  -----------  -----------
Net income (loss) per share:
  Basic.....................................  $    1.58  $    3.79  $    2.35  $    1.02   $    5.07    $    0.28    $   (2.22)
  Diluted...................................  $    1.55  $    3.72  $    2.23  $    0.95   $    4.60    $    0.26    $   (1.92)
Weighted average shares outstanding:
  Basic.....................................    605,459    611,616    617,584    596,666     596,003      595,132      601,052
  Diluted...................................    613,798    622,603    652,455    640,897     656,216      648,967      692,623
SUPPLEMENTAL OPERATING DATA
EBITDA (3)..................................  $   2,655  $   5,322  $   5,070  $   4,615   $  15,795    $   4,785    $   6,348

                                                    ------------------------------------------------------------------
                                                                     AT FISCAL YEAR END
                                                    -----------------------------------------------------   AT SEPT.
DOLLARS IN THOUSANDS                                     1994       1995       1996       1997       1998   26, 1998
                                                    ---------  ---------  ---------  ---------  ---------  -----------
BALANCE SHEET DATA
Working capital (deficit).........................  $   3,073  $   3,762  $   4,397  $    (200) $ (17,612)   $ (21,901)
Total assets......................................     32,171     48,648     58,114     94,591    245,062      352,766
Total long-term obligations.......................        873        961      3,157      2,257      3,166        4,845
Total short-term borrowings.......................      7,292     11,703     20,280     21,705     75,715      131,115
Stockholders' equity..............................      3,930      6,333      7,716      7,773     10,977        9,644

------------------------------

(1) Includes results of operations from the video business acquired by the Company on May 20, 1997.

(2) Includes interest expense of $1.2 million incurred in refinancing the Credit Facility, and selling, general and administrative expenses of $587,000 for the write-off of deferred offering costs.

(3) "EBITDA" is defined as earnings before interest, income taxes, depreciation and amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, AND THE RESPECTIVE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

The Company has been engaged in the full-line distribution of music since 1985 and expanded its operations to include the full-line distribution of video with the acquisition of substantially all of the assets of Star Video Entertainment, L.P. ("Star") in May 1997 (the "Star Acquisition"). In addition to its core full-line distribution business, the Company conducts its music and video distribution business through two other operating divisions, its New Media Group and its Independent Distribution Group. The New Media Group provides product, data and direct-to-consumer fulfillment services for Internet retailers and currently represents Valley's fastest growing division. In September 1994, Valley entered into a joint venture, Distribution North America ("DNA"), to provide marketing, distribution and related services for independent record labels. In January 1997, Valley acquired its joint venture partner's interest in DNA, which now forms the largest component of the Company's Independent Distribution Group.

The Company generates most of its revenue from the sale of music and video. The Company also receives revenue from providing certain services to customers such as direct-to-consumer fulfillment and licensing the Company's proprietary databases of product information. Incremental revenues include sales of publications, fees for applying retailers' customized stickers, preparation of videos for rental and restocking fees. Sales are reported as net of returns and returns reserves. See "Business - Suppliers" and "Business - Customers."

The Company's fiscal year is a 52 or 53 week period ending on the Saturday nearest to March 31. The Company's three most recently completed fiscal years ended March 30, 1996, March 29, 1997 and March 28, 1998. Each such fiscal year contained a 52 week period. Fiscal 1999 will be a 53 week period. The following table sets forth net sales of each of the Company's three principal business groups for fiscal 1996, 1997 and 1998 and for the six months ended September 1997 and 1998.

                                     ---------------------------------------------------------
                                                                          SIX MONTHS ENDED
                                              FISCAL YEARS            ------------------------
                                     -------------------------------    SEPT. 27,    SEPT. 26,
DOLLARS IN THOUSANDS                      1996       1997       1998         1997         1998
                                     ---------  ---------  ---------  -----------  -----------
Full-line distribution.............  $ 152,235  $ 184,721  $ 520,465     $211,820     $274,913
New Media..........................      4,322      8,319     30,316        8,246       51,131
Independent Distribution...........          -      6,626     45,685       20,075       25,835
Intercompany sales (1).............          -       (435)   (12,974)     (5,695)      (8,528)
                                     ---------  ---------  ---------  -----------  -----------
  Total net sales..................  $ 156,557  $ 199,231  $ 583,492     $234,446     $343,351
                                     ---------  ---------  ---------  -----------  -----------
                                     ---------  ---------  ---------  -----------  -----------

------------------------

(1) Consists primarily of sales of music by the Independent Distribution Group to full-line distribution and the New Media Group.

In the mid-1990's, the Company's music distribution business was negatively impacted by the Company's largest competitor pursuing an aggressive pricing strategy to gain market share. This price competition negatively impacted both margins and sales. Simultaneously, the Company recognized that in order to compete effectively in a competitive pricing environment it needed to increase its scale, efficiencies and capabilities. Beginning late in fiscal 1995, the Company undertook several actions to support future growth. Significant investments were made to develop and install advanced information systems and automated equipment in the Company's California distribution center. Senior executives were added in key areas, and sales and marketing, information systems and administrative support staffs were expanded. The Company also invested in enhancing its product information databases. As a result, selling, general and administrative expenses increased at a faster rate than revenues in fiscal 1996 and 1997. The Company believes, however, that this infrastructure development, along with the investment in its new Louisville Distribution Center (the "LDC"), provides the capacity for growth in all lines of its business. In addition, while the pricing environment for music and video remains competitive, the Company believes that market conditions have stabilized in the last year in all segments except video full-line distribution.

Gross margins are subject to both quarterly fluctuations and long term trends. The mix of product sales among higher margin sales relative to lower margin sales is the most significant factor affecting gross margins. The video distribution business typically generates lower gross margins than the music business. To the extent our Internet customers utilize fewer value-added services, such as direct-to-consumer fulfillment and data, our gross margin for New Media may decline. The Company believes that margins could be positively affected over the long term when the LDC becomes fully operational as a result of reduced freight costs and other scale efficiencies. Factors that can contribute to gross margin fluctuations on a quarterly basis also include the percentage of lower margin, higher volume "hits" versus catalog product sold in a given quarter. Additionally, margin fluctuations are influenced by competitive pricing conditions, the level of product discounts, rebates and advertising support from the Company's vendors and changes in freight costs.

RESULTS OF OPERATIONS

The following discussion is based on the historical results of operations for fiscal 1996, 1997 and 1998 and the six months ended September 1997 and 1998. The Company engaged in a number of acquisitions during this period that enabled it to achieve scale efficiencies, add product lines, acquire data and strengthen its relationship with certain customer segments and suppliers. These acquisitions included: (i) certain assets of four regional full-line music distributors in Indianapolis, Omaha, Baltimore and Connecticut in June, July and November 1996 and December 1997, respectively; (ii) a music database and the rights to publish two music publications from Stereophile, Inc. in December 1996; (iii) the remaining 50% interest in DNA in January 1997 (the original investment in the DNA joint venture was made in September 1994 and was accounted for on the equity method) and (iv) the Star Acquisition. Each acquisition was accounted for as a purchase; accordingly, the results of the acquired companies are included in the Company's results of operations from the date of acquisition.

The following table sets forth certain operating data as a percentage of net sales for fiscal 1996, 1997 and 1998 and the six months ended September 1997 and 1998.

                                              ---------------------------------------------------------
                                                                                   SIX MONTHS ENDED
                                                       FISCAL YEARS            ------------------------
                                              -------------------------------    SEPT. 27,    SEPT. 26,
                                                   1996       1997       1998         1997         1998
                                              ---------  ---------  ---------  -----------  -----------
Net sales...................................      100.0%     100.0%     100.0%       100.0%       100.0%
Gross profit................................       12.0       11.8       11.5         11.4         11.1
Selling, general and administrative
  expenses..................................        9.0       10.3        9.5         10.1         10.0
Operating income............................        3.0        1.5        2.0          1.3          1.1
Net income..................................        0.9%       0.3%       0.5%         0.1%        (0.4)%

Supplemental Data - EBITDA (1)..............        3.2%       2.3%       2.7%         2.0%         1.8%

------------------------

(1) "EBITDA" is defined as earnings before interest, income taxes, depreciation and amortization.

SIX MONTHS ENDED SEPTEMBER 1998 COMPARED TO SIX MONTHS ENDED SEPTEMBER 1997

The Company's net sales increased $108.9 million, or 46.5%, from $234.5 million in the six months ended September 1997 to $343.4 million in the six months ended September 1998.

Full-line distribution sales increased $63.1 million, or 29.8%, from $211.8 million to $274.9 million. Approximately $32.5 million of this increase was attributable to the inclusion of six months of video sales in 1998 compared to four months in 1997 as a result of the Star Acquisition. In addition, the release of the TITANIC video and growth of DVD sales increased video sales. The balance of the growth was attributable to increased sales to existing and new full-line music distribution customers.

New Media sales increased $42.9 million, or 520.1%, from $8.2 million to $51.1 million due to: (i) the addition of a significant new and fast growing customer, Amazon.com; (ii) the overall growth of on-line sales to existing on-line customers and (iii) the addition of new customers.

Independent Distribution sales increased $5.7 million, or 28.7%, from $20.1 million to $25.8 million due to: (i) the acquisition of new labels; (ii) increased sales to the Company's full-line distribution and New Media divisions and (iii) successful marketing of existing labels and artists.

The Company's gross profit increased $11.1 million, from $26.8 million to $37.9 million, with gross margin declining from 11.4% to 11.1%. Margins were affected by: (i) changes in product, service and customer mix and (ii) increases in freight and inventory carrying costs associated with the startup of the LDC. Gross margin declined principally due to: (i) the inclusion of six months as opposed to four months of video sales (which have lower margins than music sales) and (ii) increased sales of video due to the sales of TITANIC.

Selling, general and administrative expenses increased $10.4 million, or 43.5%, from $23.8 million to $34.2 million primarily as a result of sales growth. Selling, general and administrative expenses declined as a percentage of sales from 10.1% to 10.0% due primarily to: (i) lower general and administrative costs as a percentage of sales for full-line video distribution as compared to full-line music and (ii) operating leverage associated with the overall increase in sales, particularly in full-line music distribution and New Media. Partially offsetting these cost reductions were several unusual items: (i) costs associated with opening the LDC; (ii) costs associated with consolidating video sales offices and distribution centers; (iii) a write off of deferred offering costs of $587,000 and (iv) increases in depreciation and amortization as a result of the Star Acquisition and infrastructure development.

Interest expense increased $3.3 million, or 122.6%, from $2.7 million to $6.0 million due to: (i) costs of $1.2 million incurred to replace the Company's revolving credit facility; (ii) growth in working capital associated largely with increased sales and the LDC; (iii) the Star Acquisition and (iv) investment in systems and in the LDC. Partially offsetting these factors was a reduction of the Company's average interest rate from 8.9% in 1997 to 7.6% in 1998.

Net income decreased $1.5 million from a net income of $168,000 to a net loss of $1.3 million.

FISCAL 1998 COMPARED TO FISCAL 1997

The Company's net sales increased $384.3 million, or 193%, from $199.2 million in fiscal 1997 to $583.5 million in fiscal 1998.

Full-line distribution sales increased $335.7 million, or 181.8%, in fiscal 1998. Approximately $234 million of this increase was attributable to the Star Acquisition, which extended the Company into the video distribution business, and approximately $102 million was attributable to growth in full-line music distribution, representing a 57% growth rate in this business from fiscal 1997 to fiscal 1998. This growth was due to increased sales to existing customers and the addition of new customers.

New Media sales increased $22.0 million, or 264.4%, in fiscal 1998 due to: (i) the overall growth of on-line sales to existing on-line customers and (ii) the addition of new customers.

Independent Distribution sales increased $39.1 million, or 589%, from $6.6 million in fiscal 1997 to $45.7 million in fiscal 1998 due to: (i) the acquisition of the remaining 50% interest in DNA in the fourth quarter of fiscal 1997 (fiscal 1998 includes net sales for a full year versus two months in fiscal
1997) and (ii) successful marketing and new labels which provided strong growth in sales of independent labels.

The Company's gross profit increased $43.4 million, from $23.5 million in fiscal 1997 to $66.9 million in fiscal 1998, with gross margin declining slightly from 11.8% to 11.5%. The changes in margin were impacted by changes in product and customer mix. Margins in music full-line distribution did not change meaningfully between fiscal 1997 and fiscal 1998. The decline in gross margin was due primarily to the Company's entry into the video business, which more than offset the gross margin gains associated with the growth in the Company's New Media and Independent Distribution Groups. These groups generally have higher margins than full-line distribution.

Selling, general and administrative expenses increased $34.6 million, or 168%, from $20.6 million in fiscal 1997 to $55.2 million in fiscal 1998. Selling, general and administrative expenses increased primarily as a result of the Star Acquisition and internal growth. Selling, general and administrative expenses declined as a percentage of sales from 10.3% in fiscal 1997 to 9.5% in fiscal 1998 due primarily to: (i) lower selling, general and administrative costs as a percentage of sales for full-line video distribution, which the Company commenced in the first quarter of fiscal 1998 following the Star Acquisition, as compared to full-line music distribution, and (ii) operating leverage associated with the overall increase in sales, particularly in full-line music distribution. Partially offsetting these factors were: (i) increases in operating costs associated with the growth in newer businesses that typically require higher selling, general and administrative expenses (New Media and Independent Distribution); (ii) costs associated with the Star Acquisition and consolidation of the Star business; (iii) costs associated with planning and preparing for the LDC and (iv) increases in depreciation and amortization as a result of the recent acquisitions and infrastructure development.

Interest expense increased from $1.7 million in fiscal 1997 to $6.6 million in fiscal 1998, reflecting borrowings incurred to fund: (i) the Star Acquisition;
(ii) growth in working capital and (iii) investments in systems and the LDC.

Net income increased by $2.4 million from $611,000 in fiscal 1997 to $3.0 million in fiscal 1998 as a result of these factors.

FISCAL 1997 COMPARED TO FISCAL 1996

The Company's net sales increased $42.6 million, or 27%, from $156.6 million in fiscal 1996 to $199.2 million in fiscal 1997.

Full-line distribution sales increased $32 million, or 21%, primarily due to:
(i) new accounts and further penetration of existing accounts as a result of, among other things, the opening of an East Coast sales office and the hiring of additional sales and marketing representatives and (ii) the acquisition of customer lists from three regional full-line distributors, offset by a reduction of approximately $29 million in sales to two of the Company's largest customers in fiscal 1997, compared to fiscal 1996.

New Media sales increased $4 million, or 92%, due to: (i) the overall growth of on-line sales to existing on-line customers and (ii) the addition of new customers.

Independent Distribution sales were $6.6 million in fiscal 1997 due to the acquisition of the remaining 50% of the DNA business in January 1997.

The Company's gross profit increased $4.8 million, from $18.7 million for fiscal 1996 to $23.5 million for fiscal 1997. However, gross margin decreased from 12.0% in fiscal 1996 to 11.8% in fiscal 1997. This decline reflects the net impact of several factors, including: (i) sales discounts to full-line distribution customers due to intense price competition and (ii) higher freight costs due primarily to a proportional increase in shipments to the Eastern United States. These factors more than offset changes in the Company's product mix that otherwise would have improved gross margins, including: (i) the effects of the Company's January 1997 acquisition of the remaining 50% ownership interest in the DNA joint venture and (ii) growth in New Media sales.

Selling, general and administrative expenses increased $6.6 million, or 46%, from $14.0 million for fiscal 1996 to $20.6 million for fiscal 1997. The increase was attributable primarily to: (i) a decrease in the reimbursement of selling, general and administrative expenses under the DNA administrative agreement relative to the amount of such expenses; (ii) development of Schwann publications, Valley Entertainment, the LDC and the East Coast sales office and
(iii) growth of other expenses due to increased sales.

Interest expense increased from $1.3 million in fiscal 1996 to $1.7 million in fiscal 1997 due to higher outstanding balances under the Company's previous credit facility, which financed increases in working capital, capital investment and acquisitions associated with the growth of the Company.

Net income decreased from $1.5 million in fiscal 1996 to $611,000 in fiscal 1997 as a result primarily of the decline in operating income and the increase in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital requirements relate primarily to working capital, the expansion of the Company's operations to accommodate sales growth, and the funding of acquisitions. The Company's working capital needs are seasonal and typically peak in the second and third fiscal quarters due to increases in inventories purchased for the holiday selling season and extension of credit terms to certain customers.

Historically, the Company has financed its cash requirements primarily from short-term bank borrowings and cash from operations. Operating activities used net cash of $5.5 million in fiscal 1996, provided net cash of $12.9 million in fiscal 1997 and used $13.1 million in fiscal 1998. The change from fiscal 1996 to fiscal 1997 resulted from the timing of certain of the Company's inventory purchases and the mix of purchases relative to vendor payment terms. The change from fiscal 1997 to fiscal 1998 resulted from increases in accounts receivable and inventories in excess of increases in accounts payable to vendors, which resulted from the Company's substantially higher sales volume overall. Inventory and receivables have increased throughout these periods primarily due to the Company's growth and increases in its customer base.

Net cash used in investing activities was $1.8 million, $12.3 million and $37.6 million for fiscal 1996, 1997 and 1998, respectively. Cash used in fiscal 1996 related primarily to investments in property and equipment at the Company's California distribution center. Cash used in fiscal 1997 consisted of $9.3 million for acquisitions completed during that year, and $2.9 million for property and equipment acquisitions, primarily for system enhancements. Cash used in fiscal 1998 consisted of $33.1 million for acquisitions, which consisted primarily of the Star Acquisition, and $4.3 million for property and equipment acquisitions. Cash used in investing activities has increased in each of the past two fiscal years because of increasing investments in fixed assets and technology required to facilitate overall sales growth. The Company expects capital expenditures in fiscal 1999 to be substantially above fiscal 1998 levels, primarily as a result of the completion of the LDC and the continued integration of Star's business into the Company.

Financing activities provided net cash of $7.3 million in fiscal 1996, used net cash of $359,000 in fiscal 1997, and provided net cash of $50.7 million in fiscal 1998. Cash provided from financing activities in fiscal 1996 related primarily to additional borrowings under the Company's previous credit facility to fund increased working capital requirements. The fiscal 1997 amount was primarily a result of the repurchase of shares of the Company's common stock for $550,000. See "Certain Transactions." Cash provided from financing activities in fiscal 1998 related primarily to additional borrowings to fund the Star Acquisition and working capital requirements generated by the Company's overall sales growth.

For the six months ended September 1997, net cash used in operating activities was $4.1 million, compared to $49.6 million for the same period in 1998. In both periods, these figures were primarily the result of sales growth and acquisitions generating growth in accounts receivable and inventories in excess of growth of accounts payable. The substantial use of cash for operating activities in the most recent period was the result of accounts payable growing at a slower rate than in the earlier period, partially offset by a slower growth rate in accounts receivable. Net cash used in investing activities totaled $35.3 million in the six months ended September 1997, and included $33.1 million for the Star Acquisition and $2.0 million for purchases of property and equipment and other assets. During the same period in 1998, net cash used in investing activities totaled $6.6 million, primarily representing investments in equipment and technology required to facilitate the Company's growth. Net cash provided from financing activities increased from $39.2 million in the six months ended September 1997 to $56.6 million in the six months ended September 1998. The increase was caused by a much larger increase in short-term borrowings in the most recent period. Increases in short-term bank borrowings occurred in both periods to fund increases in accounts receivable, inventory and fixed assets that exceeded increases in accounts payable.

On May 21, 1998, the Company entered into the Credit Facility. The Credit Facility provides for borrowings up to the lesser of $200.0 million or the amount of collateral availability. Collateral availability is limited to certain percentages of eligible inventory and accounts receivable, subject to certain limitations as to video and DNA inventories. The Credit Facility bears interest, at the Company's election, of either the prime rate plus a margin of 0% to 0.5% or the Eurodollar Rate plus a margin of 2.0% to 2.75%, subject to monthly adjustments and certain terms and conditions as stated in the Credit Facility. Borrowings are secured by all eligible accounts receivable, inventory, certain equipment, and other tangible property of the Company. The Credit Facility expires on May 21, 2001 and renews annually thereafter unless notice is given by either party. The Credit Facility contains various covenants, including among other things, compliance with: (i) adjusted net worth requirements; (ii) restrictions on sales of assets, consolidations, mergers, and dissolution; (iii) limitations on encumbrances, indebtedness, loans, investments, and guarantees and (iv) limitations on payment of cash dividends and redemptions. The Company intends to use the net proceeds of the Offering to repay a portion of the outstanding balance under the Credit Facility.

The Company believes that its cash on hand, together with its cash flow from operations, borrowing availability under the Credit Facility and the net proceeds to the Company from this Offering, will be sufficient to meet its operating and capital requirements through fiscal 2000. The Company's future operating and capital requirements, however, will depend on numerous factors, including without limitations, growth of the business, additional infrastructure needs, potential acquisitions and/or joint ventures and future results of operations.

SEASONALITY IN OPERATING RESULTS

The Company's quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for music and video. Historically, the Company's sales are highest during the third fiscal quarter (the holiday season) and returns are highest during the fourth fiscal quarter. Due to this seasonality, the Company typically experiences significant changes in its cash flow and capacity needs during the year, with the heaviest credit needs and highest capacity requirements typically occurring during the third fiscal quarter.

NEW ACCOUNTING STANDARDS

See Note 2 to the Company's consolidated financial statements for a discussion of the impact on the Company of Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segment Reporting of an Enterprise and Related Information, which will be adopted by the Company in fiscal 1999, and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be adopted by the Company in fiscal 2001.

YEAR 2000 MATTERS

The year 2000 issue has arisen as a result of computer programs being written using two digits rather than four to define the applicable year. Certain information technology systems and their associated software ("IT Systems"), and certain equipment that uses programmable logic chips to control aspects of their operation ("embedded chip equipment"), may recognize "00" as a year other than the year 2000. Some IT Systems and embedded chip equipment used by the Company and by third parties who do business with the Company contain two-digit programming to define a year. The year 2000 issue could result, at the Company and elsewhere, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities.

READINESS FOR YEAR 2000

The Company is addressing its year 2000 issues, including efforts to address issue the Company faces relating to: (i) IT Systems and embedded chip equipment used within the Company, (ii) third parties who do business with the Company that are not prepared for the year 2000 and (iii) contingency planning.

The Company uses a variety of IT Systems, internally developed and third-party provided software and embedded chip equipment. For these IT Systems, software and embedded chip equipment, the Company has divided its year 2000 efforts into four phases: (i) identification and inventorying of IT Systems and embedded chip equipment with potential year 2000 problems; (ii) evaluation of scope of year 2000 issues for, and assigning priorities to, each item based on its importance to the Company's operations; (iii) remediation of year 2000 issues in accordance with assigned priorities, by correction, upgrade, replacement or retirement and
(iv) testing for and validation of year 2000 compliance on an application and enterprise-wide basis. The Company has categorized as "mission critical" those IT Systems and embedded chip equipment whose failure would cause cessation of operations, or could otherwise have a sustained and significant detrimental financial impact on the Company. Phases (i) and (ii) are complete across all "mission critical" business functions and locations. All mission critical IT Systems and embedded chip equipment are currently in phase (iii) or (iv). The Company will conduct a comprehensive program of integration testing of internal systems in order to ensure that all systems still work together properly and without year 2000 problems. This integration testing will occur in August 1999.

The Company's operations are also dependent on the year 2000 readiness of third parties that do business with the Company. In particular, the Company's IT Systems interact with commercial electronic transaction processing systems of customers. In addition, the Company is dependent on third-party suppliers of infrastructure elements such as telecommunications services, electric power, water and banking facilities. The Company does not depend to any significant degree on any single merchandise supplier or upon electronic transaction processing with individual vendors for merchandise purchases. The Company has identified and initiated formal communications with key third parties to determine the extent to which the Company will be vulnerable to such parties' failure to resolve their own year 2000 issues. As a follow-up, the Company plans to determine whether its customers and suppliers are taking appropriate steps to achieve year 2000 readiness and ensure continued functioning in accordance with the Company's business needs. The Company is assessing its risks with respect to failure by third parties to be year 2000 compliant and intends to seek to mitigate those risks. The Company is also developing contingency plans, discussed below, to address issues related to third parties the Company determines are not making sufficient progress toward becoming year 2000 compliant.

COSTS

The Company estimates that its IT Systems and embedded chip equipment will be year 2000 compliant by August 1999. Aggregate costs for work related to year 2000 efforts in fiscal 1999 and 2000 currently are anticipated to total approximately $2.7 million, including about $1.4 million of internal costs and $400,000 for capital investments, and are expected to be funded through operating cash flows. Operating costs related to year 2000 compliance projects will be incurred over several quarters and will be expensed as incurred. They include $208,000 in costs in the six months ended September 1998.

The Company's estimates of the costs of achieving year 2000 compliance and the date by which year 2000 compliance will be achieved are based on management's best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from these estimates. Specific facts that might cause such material differences include the availability and cost of personnel trained in year 2000 remediation work, the ability to locate and correct all relevant computer codes, the success achieved by the Company's customers and suppliers in reaching year 2000-readiness, the timely availability of necessary replacement items and similar uncertainties.

RISKS

The Company expects to implement the changes necessary to address the year 2000 issue for IT Systems and embedded chip equipment used within the Company. The Company presently believes that, with modifications to existing software, conversions to new software, and appropriate remediation of embedded chip equipment, the year 2000 issue with respect to the Company's IT Systems and embedded chip equipment is not reasonably likely to pose significant operational problems for the Company. However, if unforeseen difficulties arise, such modifications, conversions and replacements are not completed timely, or the Company's customers or suppliers' systems are not modified to become year 2000 compliant, the year 2000 issue may have a material impact on the results of operations and financial condition of the Company.

The Company is presently unable to assess the likelihood that the Company will experience significant operational problems due to unresolved year 2000 problems of third parties that do business with the Company. Although the Company has not been put on notice that any known third party problem will not be timely resolved, the Company has limited information and no assurance can be made concerning the year 2000 readiness of third parties. The resulting risks to the Company's business are very difficult to assess due to the large number of variables involved. If third parties fail to achieve year 2000 compliance, year 2000 problems could have a material impact on the Company's operations. Similarly, there can be no assurance that the Company can timely mitigate its risks related to a third party's failure to resolve its year 2000 issues. If such mitigation is not achievable, year 2000 problems could have a material impact on the Company's operations.

The Company expects the most reasonably likely worst case year 2000 scenarios to include:

    - disruption in utilities, transportation and communication

    - disruption to commerce between the Company and third parties

CONTINGENCY PLANS

The Company presently believes that its most reasonably likely worst-case year 2000 scenarios would relate to the possible failure in one or more geographic regions of third party systems over which the Company has no control and for which the Company has no ready substitute, such as, but not limited to, power and telecommunications services. The Company has in place a business resumption plan that addresses recovery from various kinds of disasters, including recovery from significant interruptions to data flows and distribution capabilities at the Company's major data systems centers and major distribution centers. The Company is using that plan as a starting point for developing specific year 2000 contingency plans, which will emphasize locating alternate sources of supply, methods of distribution and ways of processing information.

The Company's contingency planning is expected to prepare our business for disruptions but cannot protect us fully from commercial impact. The Company is currently initiating the following efforts:

    - prioritizing all hardware, software and services across the enterprise

    - developing contingency plans for top priority items, including: (i) forward-buy or sparing activities for hardware and inventory; (ii) procurement of generators; (iii) identification of alternatives for transportation of product and communications with business partners and
      (iv) staffing and coverage plans for year-end and century start-up timeframe

The Company expects its year 2000 contingency plans will be substantially complete by June 1999. However, there can be no assurance that the Company will be able to complete its contingency planning on that schedule.

QUARTERLY RESULTS OF OPERATIONS

The table below sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 1998 and the first two quarters of fiscal 1999. This quarterly information is unaudited, but in management's opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the audited consolidated financial statements of the Company and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors - Potential Fluctuations in Quarterly Operating Results."

                                   ----------------------------------------------------------------
                                                        FISCAL QUARTERS ENDED
                                   ----------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER    JUNE 28,  SEPT. 27,   DEC. 27,   MARCH 28   JUNE 27,  SEPT. 26,
  SHARE DATA                         1997(1)       1997       1997       1998    1998(2)       1998
                                   ---------  ---------  ---------  ---------  ---------  ---------
Net sales........................  $  89,792  $ 144,654  $ 192,833  $ 156,213  $ 154,373  $ 188,978
Gross profit.....................     10,690     16,118     20,058     19,999     16,950     20,996
Selling, general and
  administrative expenses........      9,670     14,168     15,084     16,261     17,181     17,029
                                   ---------  ---------  ---------  ---------  ---------  ---------
Total operating income (loss)....  $   1,020  $   1,950  $   4,974  $   3,738  $    (231) $   3,967
Net income (loss)................  $     (11) $     180  $   1,885  $     967  $  (2,101) $     768
Net income per share:
  Basic..........................  $   (0.02) $    0.30  $    3.17  $    1.61  $   (3.50) $    1.28
  Diluted........................  $   (0.02) $    0.28  $    2.85  $    1.44  $   (3.12) $    1.11

SUPPLEMENTAL DATA
  EBITDA (3).....................  $   1,763  $   3,023  $   6,091  $   4,919  $     984  $   5,307

                                         ----------------------------------------------------------------------------
                                                                    FISCAL QUARTERS ENDED
                                         ----------------------------------------------------------------------------
                                           JUNE 28,    SEPT. 27,     DEC. 27,     MARCH 28     JUNE 27,    SEPT. 26,
                                            1997(1)         1997         1997         1998         1998         1998
                                         -----------  -----------  -----------  -----------  -----------  -----------
Net sales..............................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit...........................        11.9         11.1         10.4         12.8         11.0         11.1
Selling, general and administrative
  expenses.............................        10.8          9.8          7.8         10.4         11.1          9.0
                                              -----        -----        -----        -----        -----        -----
Total operating income (loss)..........         1.1          1.3          2.6          2.4         (0.1)         2.1
Net income.............................           -          0.1          1.0          0.6         (1.5)         0.4

The following table sets forth quarterly net sales of each of the Company's three principal business groups for fiscal 1998 and the first two quarters of fiscal 1999.

                                   ----------------------------------------------------------------
                                                        FISCAL QUARTERS ENDED
                                   ----------------------------------------------------------------
                                    JUNE 28,  SEPT. 27,   DEC. 27,   MARCH 28   JUNE 27,  SEPT. 26,
DOLLARS IN THOUSANDS                 1997(1)       1997       1997       1998       1998       1998
                                   ---------  ---------  ---------  ---------  ---------  ---------
Full-line distribution...........  $  80,004  $ 131,816  $ 173,645  $ 135,000  $ 124,796  $ 150,117
New Media........................      3,266      4,981      9,396     12,673     21,650     29,481
Independent Distribution.........      8,877     11,198     13,341     12,270     12,583     13,252
Intercompany sales (4)...........     (2,355)    (3,341)    (3,549)    (3,730)    (4,656)    (3,872)
                                   ---------  ---------  ---------  ---------  ---------  ---------
  Total net sales................  $  89,792  $ 144,654  $ 192,833  $ 156,213  $ 154,373  $ 188,978
                                   ---------  ---------  ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  ---------

------------------------

(1) Includes results of operations from the Star business acquired by the Company on May 20, 1997.

(2) Includes interest expense of $1.2 million incurred in refinancing the Credit Facility, and selling, general and administrative expenses of $587,000 for the write-off of deferred offering costs.

(3) "EBITDA" is defined as earnings before interest, income taxes, depreciation and amortization.

(4) Consists primarily of sales of music by the Independent Distribution Group to full-line distribution and the New Media Group.

                                    BUSINESS

The Company is the largest independent full-line distributor of music and video entertainment products in the United States. Valley's retail customers include BestBuy, CVS, Toys R Us and Trans World Entertainment as well as thousands of other retailers. Valley distributed product to more than 6,000 retailers operating over 32,000 traditional storefronts. Valley also provides product, data and value-added services to more than 100 music and video Internet retailers, including Amazon.com, Inc., CDnow, Inc., DVD Express, Inc. and N2K Inc. With its advanced systems, technology and proprietary databases, the Company acts as a partner to music and video suppliers and retailers in the $28.8 billion domestic music and video retail market. Valley enables music and video suppliers to more effectively reach a fragmented retail market and provides value-added services to its customers and suppliers. In fiscal 1998, the Company had net sales of $583.5 million and EBITDA of $15.8 million. The National Association of Recording Merchandisers ("NARM") has recognized the Company as best in its class for each of the past five years.

Valley has developed its proprietary databases, as well as its distribution and data collection systems to handle a "deep catalog" of approximately 245,000 stock keeping units ("skus") efficiently. Valley has developed state-of-the-art fulfillment centers to ship very small orders directly to customers ordering via on-line music retailers as well as large, complex orders from traditional retailers. Valley's advanced systems are the result of 13 years of ongoing investments and operating refinements as well as the commitment of approximately 130 technology professionals dedicated to maintaining and enhancing these systems and databases. As a testament to the Company's data integrity, SoundScan Inc., a retail audio and video sales data collection company, uses the Company's data as a backbone for its own systems. Further, the Company believes that its systems and deep catalog uniquely position it to capitalize on new growth opportunities.

Valley has been a beneficiary of retailers' efforts to outsource certain of their distribution and purchasing functions. The music and video industries are offering and consumers are demanding a growing product selection from thousands of individual studios and labels. This demand for a larger variety of titles has been particularly illustrated by Internet retailers who differentiate themselves from traditional stores by advertising the breadth of their "virtual" selections. It is inefficient for many retailers to manage the large number of supplier relationships necessary to satisfy their customers. Accordingly, retailers turn to product aggregators such as Valley to simplify their own operations and reduce costs. We believe we differentiate ourselves by aggregating the deepest selection of music and video skus while simultaneously offering value-added systems, data and other capabilities.

New Media, the Company's Internet sales, support and data division, is the Company's fastest growing business and represented $29.5 million, or 16%, of net sales for the fiscal quarter ended September 1998. New Media net sales grew from $8.2 million for the six months ended September 1997 to $51.1 million for the same period in 1998. According to Forrester Research, Inc., domestic on-line sales of physical music and video product (at retail) are expected to grow from approximately $338 million in 1998 to $3.8 billion in 2003. Through its proprietary systems, technology and deep catalog commitment, the Company has positioned itself to offer a set of value-added services that meet the specialized needs of this growing retail channel. Valley has further partnered with on-line retailers by providing them with the Company's proprietary product databases, which serve as an important part of the retailer's "front-end" product information and ordering systems. These databases contain data on title availability, trade information, track information and other data enabling the on-line retailer to offer its customers the ability to sort and search an extensive catalog for the items they wish to purchase. This capability is particularly important for on-line retailers as industry sources have observed that Internet customers buy a higher proportion of deep catalog product relative to "hits" than do storefront shoppers. The Company intends to further enhance and develop its capabilities and value-added services for the on-line retail channel.

As a full-line distributor, Valley also plays a key role in the delivery of music and video to traditional retailers. In fiscal 1998, Valley aggregated and distributed music and video product from all of the major, and many of the independent, labels and studios. By partnering with the Company, a retailer can increase sales and profitability while simultaneously reducing investment in inventory, facilities and personnel. The Company's independent traditional storefront customers generally rely on the Company to provide most, if not all, of their product requirements. On the other hand, large chains frequently have their own distribution centers to acquire product directly from the major labels and studios, but generally stock only higher velocity skus. Accordingly, the Company serves the chains' special needs for deep catalog product, independent product (as an aggregator of hundreds of small suppliers), special orders and emergency replenishment.

After identifying an opportunity to apply its expertise in music distribution to video, the Company entered the video distribution business through the Star Acquisition. The Company intends to capitalize on the growth in video product priced for sale to end users (commonly referred to as "sell-through video") and the introduction of new physical formats such as DVD. The Company is leveraging its technology, deep catalog, and operational capabilities to provide value-added services to video customers in order to differentiate itself in the market place and increase sales and market share.

Valley's Independent Distribution Group leverages Valley's leading position in full-line distribution and provides Valley the opportunity for higher gross margin sales. The Independent Distribution Group consists primarily of DNA, an independent distribution company. It also includes Valley Entertainment, a music label. DNA provides marketing and logistical support to independent music labels.

INDUSTRY OVERVIEW

The domestic music and video markets generated retail sales of approximately $28.8 billion in 1997, of which $12.0 billion represented music sales, $7.6 billion represented video sales and $9.2 billion represented video rentals. These markets feature a dynamic mix of products. For example, during fiscal 1998, the Company added 52,425 audio skus and deleted 33,095 audio skus from its inventory. The Company believes that most of these additions and deletions represent skus that have been added to or removed from the marketplace. The increase in sku count adds inventory costs and amplifies the need for management and systems sophistication. While retailers acquire music and video product through a variety of direct channels, the Company estimates that more than 25% of the music and video sold at retail each year reaches retailers through full-line distributors, vendor managed inventory firms or other intermediaries.

Music and video are produced and supplied by a complex network of labels, studios and distribution companies. Five large record companies and their distribution companies (the "Major Labels") and six large film studios (the "Major Studios") produce and supply products that represent approximately 85% of sales in the music industry and 70% of sales in the video industry. The Major Labels (and their respective distribution groups) are: Time Warner Inc. (WEA), The Seagram Company, Ltd. (Universal Music and Video Distribution), Bertelsmann AG (BMG Distribution), Sony Corp. (Sony Music Distribution) and Thorne-EMI plc (EMI Distribution); the Major Studios are The Walt Disney Company (Buena Vista Home Entertainment), Time Warner Inc. (Warner Home Video), Sony Corp. (Columbia Tri-Star Home Video), News Corporation (Twentieth Century Fox Home Entertainment), Viacom Inc. (Paramount Home Video) and The Seagram Company, Ltd. (Universal Music and Video Distribution). The balance of music and video is produced by thousands of independent labels and studios that either sell their product directly or, in the case of music, distribute through one of the Major Labels or an independent distribution company, such as DNA.

Full-line distributors assist music and video suppliers by enabling them to reach the full retail spectrum without assuming the burden of entering into supplier relationships with thousands of retailers. This retail network is diverse and evolving and includes sole proprietor music and video specialty stores, national and regional specialty chains, diversified consumer electronic, home entertainment, drug, grocery and toy stores, mass merchandisers and on-line retailers offering music and video over the Internet. Full-line distributors actively market product to these retailers and assume a substantial portion of the order processing, credit management, collections and returns processing logistics that would otherwise be the responsibility of the suppliers.

Most independent retailers rely on full-line distributors to supply the majority of their product. Many large chains and some of the largest independent retailers buy most of their higher volume products directly from the Major Labels and Major Studios (collectively, the "Majors") and the larger independent labels and studios, while relying on full-line distributors for the balance of their inventory. By outsourcing a portion of its distribution function to a full-line distributor, a retailer can reduce its investment in inventory, facilities and personnel while increasing sales with reliable, just-in-time delivery. The Company believes that a full-line distributor that can make prompt deliveries of slower moving, but often higher margin, skus is particularly valuable to retailers. The sophisticated full-line distributor can also provide value-added services that reduce costs and increase efficiency for retailers such as stickering, sorting, box coding and providing current industry information and product data.

On-line retailers are currently the fastest growing retail channel. Following the growth in sales of music over the Internet, many companies have started selling videos over the Internet. Many of the largest music and video Internet retailers have outsourced their customer fulfillment processes rather than commit the capital and managerial resources required to develop this capability internally. Internet retailers also generally have relied on accurate and reliable data from third parties to build their product information and ordering systems. The Company believes that a full-line distributor with deep catalog, strong systems, value-added fulfillment services and data integrity is well positioned to serve such retailers and participate in the growth of on-line music and video retailing.

The current music and video retail industries are very competitive. Many retailers are demanding a higher level of service from full-line distributors, including extensive deep catalog (in stock), faster delivery standards and more extensive value-added marketing services. We believe that these demands will become more stringent and the number of items retailers will expect full-line distributors to stock will continue to grow. These increased demands make it ever more difficult for smaller competitors or new entrants in the full-line distribution business to compete effectively. There has been substantial consolidation among full-line distributors over the last decade.

STRATEGY

The Company's goal is to serve its customers and suppliers more effectively than its competition by offering superior sales and marketing, catalog depth, reliability, data, systems and service. The Company's strategy includes the following key elements:

EXPAND LEADERSHIP IN SERVING NEW MEDIA MARKETS

The Company believes that its past investment in its systems, data and facilities, as well as the years it has spent developing and refining them, provide the Company with a substantial competitive advantage in serving Internet retailers. The Company intends to continually improve its service to this market. Valley has employed a scaleable technology that positions it for growth in the Internet retail market and plans to add additional data products, system enhancements, value-added services and increased product selection to become an even more valuable partner to the on-line music and video retailer.

STRENGTHEN PROFITABILITY

The Company intends to leverage its substantial investment in systems and facilities to improve profitability. Valley plans to pursue further growth in all lines of its business, through internal growth and acquisitions, to achieve greater scale economies over its fixed cost base. Valley also expects to increase the efficiency of its video distribution operations by continuing to integrate these operations into the systems, technology and programs developed for music distribution.

STRENGTHEN PARTNERSHIPS WITH SUPPLIERS AND CUSTOMERS

Valley intends to enhance its industry-leading capability in traditional distribution by offering a broader range of cost reducing inventory management alternatives to its customers and to improve the effectiveness of its marketing programs. The Company works closely with its suppliers and customers to make the distribution channel more effective. Further, the Company intends to expand its breadth of music and video skus, thereby providing its customers greater selection.

BUILD INDUSTRY LEADING VIDEO DISTRIBUTION CAPABILITIES

The Company completed the Star Acquisition after identifying an opportunity to apply its expertise in music distribution to video and to capitalize on the expected growth of video demand driven by the Internet, sell-through and the introduction of DVD. The Company intends to apply its advanced distribution systems and facilities to provide value-added services and deep catalog to video customers to differentiate itself in the market and increase sales and market share. Additionally, the Company believes that it will be able to exploit cross-selling opportunities of music and video to all segments of the business.

CONTINUE TO INCREASE MARKET SHARE

The Company intends to continue to grow market share, both through deeper penetration of existing customers and markets and entering new markets. The Company will seek to displace purchases by retailers currently made directly from the Majors by offering innovative programs that enable retailers to benefit from Valley's deep catalog, rapid product delivery and value-added services. Valley has completed seven acquisitions since June 1996 and will continue to seek out attractive acquisition candidates to build market share. The Company also will continue to take the initiative in placing product with retailers that have not previously offered music and video and with new retailing formats.

FULL-LINE DISTRIBUTION

The Company is the largest full-line music distributor, one of the two largest sell-through video and DVD distributors and one of the nine largest video rental distributors in terms of net sales in the United States. In fiscal 1998, the Company distributed music and video to more than 6,000 retailers operating over 32,000 traditional storefronts. Working with Valley, a retailer can increase sales by improving in-stock position while reducing inventory, warehousing and other costs. Suppliers benefit from Valley's ability to distribute their products through the full variety of retail channels. Valley's distinguishing competitive advantages among full-line distributors include its industry leading systems, databases, processing technology, deep catalog, operating efficiencies, geographical coverage, economies of scale, reliability, knowledgable sales staff and service. Valley believes that these capabilities have positioned it to capture additional market share among full-line distributors in existing and emerging retail channels.

OPERATIONS AND TECHNOLOGY

By combining state-of-the-art information systems and customized distribution center automation equipment, the Company believes that it has developed the most efficient and advanced distribution capabilities in the full-line music and video distribution industry. These capabilities enable the Company to maintain a highly reliable inventory management system, optimize product purchasing decisions, minimize variable order processing costs, increase accuracy and speed of order fulfillment and provide other value-added services to both suppliers and retailers. Valley has designed its systems to be scaleable and has developed software that can handle multiple warehouses and multiple sorters. The Company has devoted substantial resources over the past four years to the development, customization and integration of its advanced information and data systems. Additionally, the Company employs approximately 130 people dedicated to maintaining and further developing its systems, data and technology. The Company's fully integrated operations system at its California and Kentucky distribution centers provides it with the capacity to manage an inventory of more than 245,000 skus. See "Risk Factors - Effects of Year 2000 on Information Systems."

The Company's inventory system electronically accounts for, manages and maximizes warehouse placement of more than 8.2 million units of inventory in its California distribution center and 10.9 million units in the LDC. This system is sufficiently accurate that the Company is able to rely upon it in place of a wall-to-wall physical inventory count. To maximize distribution center space utilization, the incoming product is scanned and located "randomly" within the center utilizing "best fit" logic, which considers over 350,000 distinct potential locations in a single distribution center. This logic considers, among other things, the size of the incoming product and shipment as well as available locations within the center.

Using inventory information derived from its systems, Valley utilizes customized inventory replenishment software and purchasing systems to adjust its inventory levels quickly and strategically in response to changes in demand. Valley's integrated systems evaluate daily inventory levels on each sku and make recommendations regarding the optimal order replenishment based on several factors, including historical seasonal demand, supplier discounts, payment terms, return dates, supplier characteristics, carrying costs and warehouse processing costs. Employing the extensive industry knowledge of its product managers, Valley manually orders new releases and adjusts the purchasing system's recommendations to accommodate volatile-demand skus. Since the implementation of its integrated purchasing systems, Valley has expanded the number of skus offered by 116% while simultaneously optimizing use of the wide variety of discounts, payment terms and other credits and promotions made available by its suppliers.

The Company has installed high capacity automated sorting equipment and order processing systems in its California and Kentucky distribution centers that reduce labor costs and freight upgrade expenses, increase peak capacity and accuracy and enable Valley to provide certain automated value-added services that some of its competitors may not be able to provide. For example, retailers can receive shelf-ready product directly at their stores with advance shipping notification of the contents of each box, custom stickers and genre labeling. Customer orders are picked in batches of up to 100 or more, one batch representing one trip through the distribution center. These batches are then placed in an advanced sorting device, which uses high speed laser scanners to separate, sticker and stack individual store orders at speeds of up to 10,000 units per hour. In the more than two years since the implementation of the Company's automated systems, the Company has simultaneously:

    - reduced operations labor as a percentage of net sales

    - more than doubled the volume of orders filled on a daily basis

    - developed a comprehensive database to manage its expanding inventory breadth

    - decreased reported order fulfillment error rate

DEEP CATALOG

The Company believes that it has differentiated itself with both retailers and suppliers by stocking what it believes is the deepest catalog of music skus of any full-line distributor and one of the deepest catalogs of video skus. As of March 31, 1997, the Company had an inventory of 137,587 music skus. Currently, the Company's inventory has grown to 245,000 skus, 43,800 of which are video skus. By managing deep catalog for many retailers, the Company believes that it has an economic advantage that it can share with retailers by optimizing the tradeoff between availability and inventory levels.

The Company believes that its strategy of marketing and stocking lower volume skus is a key competitive advantage in developing and maintaining relationships with retailers and suppliers. By providing to its customers an aggregated database describing all of its products, Valley provides the link between suppliers and customers for the thousands of deep catalog skus. Retailers are operating in an intensely competitive environment where their margin on "hit" titles is constantly under pressure from competitors. On the other hand, the margins attainable on lower volume, deep catalog skus, such as older or less popular titles, are generally higher than the "hits." Retailers who do not have access to these skus miss out on the opportunity for higher margin sales. Once a retailer has retained Valley as its supplier for lower volume skus, it is often convenient for that retailer to satisfy other product needs through Valley as well.

PROPRIETARY DATA

Besides serving as the foundation of the Company's traditional distribution operations, the Company's systems also accurately capture, compile and update product data as inventory moves in and out of its fulfillment centers. The Company has utilized this data collection capability to develop a proprietary database, which it licenses to customers for a fee or as part of a package of services. The data is used by SoundScan, Inc., a leading provider of music and video information, as a backbone for its own systems. It contains over 30 distinct fields of information (e.g., genre, title, suggested retail price, catalog code numbers, first sales date, vendor return dates and parental advisory information), which can be sorted and analyzed by retailers to help them better manage their purchasing and inventory requirements and service their customers. Using SoundSearch, an electronic catalog system developed by Valley, a retailer can access Valley's data from a Windows-based platform and generate electronic data interchange orders without an internal point-of-sale system. As of November 28, 1998, the Company was licensing its database to over 575 retailers, including most of the Company's New Media customers.

For most music retailers, the task of accurately compiling and updating data regarding the broad range of music products they offer is prohibitively time-consuming and expensive. On the other hand, pure data providers, which do not handle physical music and video inventory daily, face inherent disadvantages compared to full-line distributors such as the Company in attempting to provide data that immediately and accurately reflects changes in prices, suppliers, catalog numbers, UPC codes, deletion information and other fields. Because Valley already compiles and updates this data for its full-line distribution business, it maintains its data accross a wider sku count than retailers or pure data companies.

NEW MEDIA

Over the past four years, the New Media Group has been Valley's fastest growing business. Net sales grew from approximately $1.7 million in fiscal 1995 to $30.3 million in fiscal 1998. Sales in the quarter ended September 1998 were $29.5 million, which represents a 491.9% increase compared to the same quarter in 1997. The New Media Group provides product and data to the fastest growing segment of the music retail industry, Internet retailers. Valley fulfills customer orders for many of its Internet retailers by shipping product directly to the individual customer. These retailers have effectively outsourced their inventory procurement and management functions and stock little or no product on their own. Other customers, including Amazon.com, fulfill their own orders, and Valley provides product to their internal distribution centers on a just-in-time basis. The New Media Group currently has more than 100 customers, including specialty Internet retailers, such as Amazon.com, CDnow, N2K and DVD Express, record clubs and traditional retailers adding on-line capabilities.

The infrastructure, market channels and supplier relationships developed through Valley's core full-line distribution business are the foundation of Valley's New Media Group. See "Business - Full-Line Distribution." Valley believes that its "First to Market" position and strategic emphasis on data, catalog depth and systems enhancements have resulted in the Company's leadership position.

COMMITMENT TO DEEP CATALOG

The Company's deep catalog commitment enables Internet retailers to offer their customers fast, reliable access to an extensive selection of product, without having to take possession of the inventory. Furthermore, industry sources have observed that Internet retail customers buy a higher proportion of deep catalog product relative to hit titles than do shoppers at traditional storefronts. Valley's Internet retailers rely on Valley's extensive inventory of product offerings to supply the breadth of product selection that Internet shoppers demand.

SUPERIOR PRODUCT DATA

Most Internet retailers served by the New Media Group rely on the Company's proprietary product database to support their product information systems as well as the ordering systems used by their customers. The Company believes that its database is a key building block for Internet retailers' websites since it would be prohibitively expensive for most such retailers to build such a database independently. To supplement this database, and for the greater convenience of retailers and their customers, Valley has recently introduced two additional data products: (i) audioTRAX, which provides track-by-track information for music skus, and (ii) "stock-on-hand file," which provides current product-availability data for music skus. The Company intends to continue adding additional data products and enhancements to strengthen its role as an essential partner of Internet retailers, including detailed customer oriented information on all DVD products.

ADVANCED SYSTEMS AND PROCESSING CAPABILITIES

Many Internet retailers require that their fulfillment partner fill a very large number of small orders quickly and accurately and ship them in the name of such retailers at the lowest cost possible. The New Media Group's fulfillment capabilities were developed over a four-year period and incorporate the advanced systems and equipment developed by Valley to support its full-line distribution business. Furthermore, the New Media Group's systems are scaleable, allowing the Company to support significant volume growth with low incremental costs.

COMPLETE PACKAGE OF SERVICES

The New Media Group can provide Internet retailers with tailored services that best meet their particular needs. Such services range from the provision of product data and order fulfillment, to marketing partnerships, to complete turn-key packages, encompassing product data, credit card processing, custom labeling and packaging, order fulfillment and returns management. Furthermore, Valley's advanced systems enable the New Media Group to monitor and update order status several times a day.

INDEPENDENT DISTRIBUTION

The Independent Distribution Group consists of DNA, an independent music distribution company, and Valley Entertainment, a label. Each business was built to leverage Valley's systems and markets. See "Business - Sales and Marketing."

DNA represents approximately 150 independent suppliers and their labels in the United States. DNA assumes marketing responsibilities for these labels and allows them to focus on their creative operations. DNA represents several Grammy winning artists and has marketed and distributed many Platinum titles.

In seeking marketing services, independent labels may work with distribution companies owned by Major Labels. However, many independent labels are either too small to work with Major Labels, have product mixes that do not match the Major Labels' emphasis of higher volume and lower overall sku count, or serve artists who prefer to do business with independent distributors. In addition, several larger independent labels seek to maintain greater control over their distribution than Major Labels allow. Finally, the Company believes that many independent labels are concerned that Major Labels will not provide adequate priority to their titles, which may sell in lower volume than the Major Labels' proprietary "hit" titles. For these reasons, many independent labels seek DNA's marketing and selling expertise as an alternative to the Major Labels.

DNA serves the special needs of each client label and assists it in maximizing its market penetration. In promoting a label's products among retailers and full-line distributors, DNA utilizes its broad understanding of industry activities and its intimate knowledge of the music wholesale and retail marketplaces, developed through close relationships with product managers, operational management and marketing coordinators of many music retailers. In addition, DNA coordinates its sales and marketing efforts with retailers through promotion and publicity of the labels themselves.

The Company believes that DNA's affiliation with the Company's full-line music distribution business provides strategic advantages for DNA and its customers. DNA can capitalize on Valley's extensive network of contacts with music retailers throughout the country, especially the independent retailers which are likely to be more receptive to independent label product than the large chains. DNA also benefits from Valley's expansive knowledge of the music business, which can be important in designing a label's marketing program. Finally, Valley's substantial existing infrastructure affords DNA a level of operational and processing efficiency that would be very difficult for any independent distribution company not affiliated with a full-line distributor to create on its own.

DNA complements Valley's core full-line distribution business in a number of ways. First, DNA sales increase the volume that passes through Valley's facilities. Second, Valley has opportunities to cross-sell its DNA and full-line distribution products to their respective retail customers. When Valley sells DNA products directly to retailers, it captures both the independent distribution and wholesale margins on a single sale. Third, by seeking out and promoting new and emerging labels, Valley is better able to understand the trends in the emerging music industry and adjust its full-line distribution business accordingly.

Valley Entertainment is a two year old label developed to leverage Valley's markets and capabilities and to bring new product to market effectively. Valley Entertainment focuses on licensing and marketing existing product not currently available in the United States. It typically offers relatively modest advances with a greater revenue sharing than many labels.

SALES AND MARKETING

A key element of the Company's marketing strategy is the development and maintenance of customer relationships with music and video retailers. This strategy is implemented by a sales and marketing staff consisting of approximately 320 people. Valley organizes its sales efforts around targeted customer groups. Generally, sales to independently owned stores and small chains are serviced by designated commission sales representatives. Smaller independent accounts are serviced by a team of music and video specialists. Valley has established account management teams to work with the large retail chains, which Valley refers to as "national accounts." New Media Group sales are also conducted through account management teams equipped to meet the special needs of on-line retailers. Senior management of the Company also participates actively in sales and marketing activities.

The Company's marketing strategy employs the following customized programs and services to further strengthen the partnerships Valley has developed with its customers and suppliers: (i) customized marketing initiatives; (ii) new market development and (iii) advanced vendor managed inventory services.

MARKETING INITIATIVES

The Company employs a number of marketing initiatives to build demand for music and video, both among retailers and end consumers. These initiatives are generally funded by Valley's suppliers to promote their products among retailers and consumers. Marketing initiatives to the music and video retail community include the following:

    - financial incentives, such as product discounts and advertising support

    - in-house publications and web page, containing information that helps retailers stay abreast of current industry developments

    - Schwann publications, which are the oldest and among the most popular classical music reference guides in the United States

    - frequent buyer programs that allow music and video retailers to earn points redeemable for products and value-added services

Additionally, Valley has designed marketing programs to increase overall demand for the products of Valley's suppliers and customers. These include: (i) co-op advertising support from suppliers for print and electronic media advertisements; (ii) listening stations that Valley places in certain stores, which allow consumers to select and listen to songs from featured artists; (iii) point of purchase displays and (iv) video promotions produced by Valley containing short descriptions and footage of selected current and upcoming video releases, which retailers can play in monitors throughout their stores.

NEW MARKET DEVELOPMENT

The Company's special markets group develops new markets and channels for its music and video product. Special markets include non-music and video specialty retail stores, libraries, insurance replacement, and public television and radio stations.

ADVANCED VENDOR MANAGED INVENTORY SERVICES

The Company operates an advanced vendor managed inventory or "racking" service for video retailers that wish to outsource a substantial portion of the inventory management responsibility for their video products. Racking, which is typically provided to mass merchandise, drug, toy, grocery or other stores not solely dedicated to video, essentially involves managing the selection and manually stocking the inventory in the retailer's dedicated video space. Racking requires technological sophistication to select optimal product titles and quantities for each storefront and generally entails the management of a substantially lower sku count than is required of a full-line distributor. The Company also sells and distributes previously viewed video to retail stores through its Funatics division. The Company is in the process of significantly enhancing its vendor managed inventory capabilities and intends to complete the upgrade in 1999.

CUSTOMERS

Given the diversity in the size and operating philosophies of its customers, Valley provides full-line distribution and New Media services under a range of programs designed to best meet each customer's needs. Valley's full-line distribution and New Media customers, and its most significant programs for dealing with these customers, are the following:

    - INDEPENDENT MUSIC RETAILERS. Independent music retailers typically do not have sufficient volume to deal directly with the labels and studios, and therefore are supplied by a small number of full-line distributors. For these customers, the Company is usually the primary or secondary supply source for most or all of their inventory needs.

    - NATIONAL MUSIC RETAILERS. The Company has developed different programs to capture the opportunities that are available to provide product to national music retail customers. Through Valley's catalog program, these larger retailers rely on Valley to provide a range of product, from virtually all of their music selections to certain designated categories of product. Through Valley's special order program, they use Valley to fill customer orders quickly for products that the retailer has elected not to stock. Using Valley's emergency fill program, the retailer can obtain product on a fast turnaround basis. Through Valley's just-in-time replacement program, retailers can outsource some or all of their distribution needs.

    - SELL-THROUGH VIDEO ACCOUNTS. The Company's national video chain customers primarily use Valley to fill their needs for sell-through video. Some of these stores buy product from Valley that is produced by studios with which the stores have not established a supplier relationship. Others may only carry video on a special promotional basis, such as during holiday periods or to feature a selected "hit," and rely on the Company to supply these promotions. Other customers use Valley's racking services, with Valley selecting product mix and providing inventory management and in-store servicing.

    - VIDEO RENTAL RETAILERS. The Company also sells video to independent video rental stores as well as chains. For the independent video stores, Valley typically serves as the primary supplier and for the video rental chains Valley typically serves as a secondary provider.

    - INTERNET RETAILERS. The Company provides Internet retailers with tailored packages of services from which they can select to meet their individual needs. These services range from the provision of product data and order fulfillment to complete turn-key packages.

Set forth below are Valley's largest full-line distribution and New Media customers for the first six months of fiscal 1998. See "Risk Factors - Dependence on Major Customers."

------------------------------------------------------------------
NATIONAL MUSIC, VIDEO, AND OTHER  INDEPENDENT MUSIC AND VIDEO
SPECIALTY CHAINS                  SPECIALTY STORES
--------------------------------  --------------------------------
Best Buy                          Amoeba
Camelot                           Blowout Entertainment
Nobody Beats The Wiz              Easy Video
Hastings                          Fry's Electronics
Trans World Entertainment         Joseph Beth Booksellers

------------------------------------------------------------------
DRUG, GROCERY AND TOY STORES      DEPARTMENT STORES/MASS MERCHANTS
--------------------------------  --------------------------------
CVS/Revco                         Bradlees
Pathmark                          Hills
RiteAid                           Kohl's
Shoprite                          Sears
Toys R Us                         Waban
------------------------------------------------------------------
ON-LINE MUSIC RETAILERS           ON-LINE VIDEO RETAILERS
--------------------------------  --------------------------------
Amazon.com                        Amazon.com
CDnow                             CDnow
CD World                          DVD Express
N2K                               NetFlix
Spree.com                         Reel.com

The Company believes that customer service is an important factor in maintaining and expanding its customer base. Valley has developed a sophisticated customer service department with an experienced staff of approximately 20 customer service and support professionals, and offers its customers toll-free telephone and facsimile numbers. The Company has automated certain of the tools used by its customer service and support team members, and intends to actively pursue enhancements and further automation of its customer service and support operations.

As is typical of the music and video businesses, Valley generally does not have long term purchase and sale contracts with most of its full-line distribution customers, and generally deals with these customers on a purchase order basis. The Company permits its customers to return music and video product subject to certain time limitations that vary based on a number of factors, including the product, price and quantity ordered.

The New Media Group has obtained fulfillment agreements with most of its customers. These agreements generally have terms of two or more years and contain provisions regarding the level of exclusivity of the retailer's relationship with Valley and other negotiated terms. The agreements generally do not contain minimum volume requirements or other terms establishing required purchase and sale quantities.

DNA's fulfillment agreements with its customers specify such matters as the term, DNA's level of exclusivity in distributing the product and inventory ownership and management. These contracts generally do not specify any particular volume of skus that will be purchased or sold.

SUPPLIERS

The Company purchases music and video product from each of the Majors and from the leading independent studios and labels. Valley believes that it currently has good relationships with each of the Majors as well as with the leading independents. Valley has been recognized as best in its class by NARM, which is comprised of the Major Labels and independent distribution companies, for each of the past five years, while DNA was recognized as best in its class by NARM in 1997. See "Risk Factors - Dependence on Suppliers."

The Company enables independent labels to reach the independent retailers that are most likely to promote their new talent and provides vital information to such retailers regarding emerging artists. New artists are critical to the music industry and independent music stores are more receptive than the chains to promoting emerging artists, especially local or niche talent. Labels may also hire Valley to manage targeted marketing efforts to "break" a new release. The Major Labels generally have limited contact with the smaller independent stores most likely to support emerging musicians.

The Majors offer various financial incentives to distributors and retailers that purchase their product, including timely payment discounts and advertising revenues and allowances. In addition, extended payment terms, discounts and volume rebates are sometimes available under seasonal and promotional plans. Payment terms vary considerably among the independent labels and independent studios, and Valley is often able to negotiate favorable pricing, advertising and discount programs with these suppliers. Consistent with other music and video distributors, the Company does not have any long term contracts with suppliers and purchases its inventory from its suppliers through purchase orders. However, DNA maintains contracts with most of the suppliers it represents. DNA supplier contracts typically range in length from one to three years, with varied payment terms.

COMPETITION

FULL-LINE DISTRIBUTION

The full-line distribution of music and video is an intensely competitive businesses. The Company faces competition from national, regional and local full-line distributors and vendor managed inventory firms, as well as from the Majors and independent distribution companies. The Company believes that the primary competitive factors in the full-line distribution of music are inventory breadth, fulfillment rate, reliability, accuracy and completeness of data, price, delivery time, information systems and EDI capabilities, customer service, vendor managed inventory capabilities, advertising support and financial strength. These factors are also the primary competitive factors in video, but because video is more "hit" driven than music, with fewer skus and less demand for deep catalog product, price is a relatively more important competitive factor.

The Majors and the independent distribution companies sell substantial amounts of their products directly to retailers and to date it appears have not focused, to the same extent Valley has, on fulfilling the needs of smaller independent stores or providing value-added services.

Several of the Company's retail chain customers have chosen, from time to time, to buy a substantial volume of product they had been purchasing through the Company directly from the Majors or the independent distribution companies. To the extent the Company's customers increase their direct purchasing from the Majors or the independent distribution companies, the Company's business, financial condition and results of operations could be adversely affected.

The Company's largest direct competitor in full-line music distribution, Alliance, filed for Chapter 11 bankruptcy protection in July 1997 and emerged from bankruptcy in August 1998. In addition to Alliance, the Company faces competition from dozens of other full-line distributors, of which some generally sell to retailers nationwide and others are particularly active in their respective geographic regions or in certain niche areas. The Company believes that its fiscal 1998 net sales of music to its full-line distribution customers were greater than those of any of its competitors and that it competes favorably with respect to each of the leading competitive factors in music distribution relative to other full-line distributors.

The Company's video business has eight competitors of greater or comparable size. Valley believes that it is one of the two largest suppliers to retailers of video priced for sell-through.

In music and video full-line distribution, Valley also competes with two national vendor managed inventory firms, Anderson Merchandising and Handleman Company, as well as several smaller regional firms. Vendor managed inventory firms provide their customers with inventory selection services for a limited selection of high-volume product, management services and in-store servicing in addition to order fulfillment. Such services involve more direct physical services for the retailer, are more labor intensive than wholesale distribution, and generally involve higher margins.

Record clubs also act as retailers for many labels. Record clubs license selected titles directly from the Major Labels and independent labels and sell them by mail order directly to consumers.

The delivery of music and video is subject to changes in market conditions and to technological change that can affect competitive conditions and give rise to new forms of competition. See "Risk Factors - Uncertainties Relating to Video Rental Market; Uncertain Impact of Changes in Physical Format; Emergence of New Delivery Technologies."

NEW MEDIA

The New Media Group competes to provide product and fulfillment services with several other full-line distributors. A number of companies provide data to Internet retailers. In direct-to-consumer fulfillment, the principle competitive factors are similar to those for full-line distribution, although the ability to provide accurate and complete product data, deep catalog and highly efficient processing is of even greater importance.

INDEPENDENT DISTRIBUTION

There are a number of independent music distribution companies, certain of which may conduct larger distribution operations than DNA. Several of the Major Labels operate their own independent distribution arms which also compete with DNA. DNA also faces competition from a number of smaller and niche independent distribution companies. As a label or artist gains in popularity, DNA may face new competition from the Major Labels to retain distribution rights for that label or artist. The principal competitive factors in independent music distribution are effectiveness in marketing and selling independent label product, efficiency in managing distribution logistics, price, size and experience of sales staff, financial strength, industry relations and knowledge, as well as the number and prestige of labels represented. See "Risk Factors - Competition."

FACILITIES

The Company leases all of its sites, including its buildings and improvements, where its offices and distribution centers are located. Valley's business is operated principally out of its executive offices and California distribution center, both located in Woodland, California and the LDC, located in Louisville, Kentucky, which commenced operation in May 1998. A portion of the approximately 281,440 square foot leased facilities in Woodland expires in 2000 and the remaining portion of the Woodland facilities lease expire in 2003. The LDC building consists of approximately 330,000 square feet and the Company's lease on the LDC expires in 2008. Valley also currently maintains smaller sales or distribution offices in Connecticut, Massachusetts, New Jersey, New Mexico, New York and Pennsylvania.

EMPLOYEES

As of November 28, 1998, the Company had 1,369 employees, none of whom was represented by an employee union. In addition, the Company regularly utilizes the services of a number of temporary and contract personnel. The Company believes that its relations with its employees are good.

                                   MANAGEMENT

The following table sets forth certain information with respect to the directors and executive officers of the Company as of November 28, 1998.

-------------------------------------------------------------------------------------------
NAME                                                  AGE                       POSITION AND OFFICE
----------------------------------------------------------------------------------------------------------------------
Barnet J. Cohen (2)...............................    52      Chairman of the Board
Robert R. Cain (1)................................    45      President, Chief Executive Officer and Director
Kenneth Alterwitz.................................    46      Senior Vice President, Sales and Marketing
J. Randolph Cerf..................................    45      Senior Vice President, Chief Financial Officer and
                                                               Secretary
Melanie Cullen....................................    47      Senior Vice President, Information Services
Paige S. Dickow...................................    38      Senior Vice President, Human Resources
John Kordic.......................................    39      Senior Vice President, Operations
Ronald A. Phillips................................    40      Senior Vice President, Purchasing
Lawrence Archibald (2)............................    53      Director
Christopher Mottern (1)(2)........................    54      Director
Wendy Paskin-Jordan...............................    42      Director
James Sha (1).....................................    48      Director

------------------------

(1)  Member of the Audit Committee

(2)  Member of the Compensation Committee

BARNET J. COHEN is the founder of the Company and has been Chairman of the Board from its formation. He served as Chief Executive Officer from March 1979 until December 1997. Mr. Cohen is a member of the Compensation Committee. Prior to founding the Company, he owned and operated retail record stores. Mr. Cohen is Past-Chairman of the Board of Directors of NARM. He is a graduate of Antioch College and received an Executive M.B.A. from Harvard Business School.

ROBERT R. CAIN has served as the Company's President since January 1993, as the Company's Chief Executive Officer since December 1997 and as a member of the Board of Directors since February 1995. He is also a member of the Audit Committee. Mr. Cain has been employed by the Company since November 1991. He is a graduate of Oregon State University with a B.S. in Food Science, and received an M.B.A. from the University of California, Berkeley.

KENNETH ALTERWITZ has served as the Company's Senior Vice President, Sales and Marketing since March 1998 and served as the Company's Vice President, Sales and Marketing from January 1995 to March 1998. Prior to joining the Company, Mr. Alterwitz served as Senior Vice President of Sales for Alliance Entertainment from November 1993 to August 1994. Mr. Alterwitz is a graduate of the New York Institute of Technology with a B.A. in Communication Arts.

J. RANDOLPH CERF has served as the Company's Senior Vice President, Chief Financial Officer and Secretary since March 1998 and served as the Company's Vice President and Chief Financial Officer from October 1994 to March 1998. Prior to joining the Company, Mr. Cerf was President of JRC Consulting, a financial and management consulting firm, from July 1991 to October 1994. Mr. Cerf is a graduate of the University of Colorado with a B.A. in Economics, Computer Science and Political Science, and received an M.B.A. from Stanford University.

MELANIE CULLEN has served as the Company's Senior Vice President, Information Services since March 1998 and served as the Company's Vice President, Information Systems from February 1995 to March 1998. Ms. Cullen has been employed by the Company since August 1993. Ms. Cullen is a graduate of California State University, Hayward with a B.S. in Business Administration, and received an M.B.A. from Stanford University.

PAIGE S. DICKOW has served as the Company's Senior Vice President, Human Resources since March 1998 and served as the Company's Vice President, Human Resources, from February 1997 to March 1998. Prior to joining the Company, Ms. Dickow served as a consultant with Hewitt Associates from August 1994 to February 1997, and with KPMG Peat Marwick from February 1986 to July 1994. Ms. Dickow is a graduate of the University of Georgia with a B.B.A. in Accounting.

JOHN KORDIC has served as the Company's Senior Vice President, Operations since March 1998 and served as the Company's Vice President, Operations from February 1995 to March 1998. Mr. Kordic has been employed by the Company since November 1994. Prior to joining the Company, Mr. Kordic served as Director of Distribution for Imaginarium, a San Francisco-based distributor of creative toys, from November 1991 to November 1994. Mr. Kordic is a graduate of the University of California, Berkeley, with a B.S. in Resource Economics.

RONALD A. PHILLIPS has served as the Company's Senior Vice President, Purchasing since March 1998 and served as the Company's Vice President, Purchasing from February 1995 to March 1998. Mr. Phillips has been employed by the Company since February 1993.

LAWRENCE ARCHIBALD is a member of the Board of Directors and Chairman of the Compensation Committee. He has been a member of the Board since March 1997. Mr. Archibald owned and operated Stereophile, Inc., which published a variety of music reference magazines, from March 1982 to June 1998, when the Company sold substantially all of its assets. Mr. Archibald is a graduate of Harvard College.

CHRISTOPHER MOTTERN is a member of the Board of Directors, chairman of the Audit Committee and a member of the Compensation Committee. He has been a member of the Board since March 1997. Mr. Mottern has served as the President and Chief Executive Officer of Peet's Coffee and Tea, Inc. since May 1997. Mr. Mottern served as President of Heublein Wines from July 1992 to September 1996. Mr. Mottern is a graduate of the University of Connecticut with a B.A. in Business Administration.

WENDY PASKIN-JORDAN has been a member of the Board since December 1998. Ms. Paskin-Jordan has served as Principal of Paskin & Kahr Capital Management, an investment management firm, since August 1998, and as Principal of Jordan & Torres LLC, a consulting firm, since August 1998. From January 1995 to July 1998 she served as a Managing Director and Partner for Montgomery Asset Management, and from September 1986 to December 1994 she served as National Sales Manager and Vice President for Wells Fargo Bank. Ms. Paskin-Jordan holds an A.B. from Stanford University, a J.D. from the Boalt Hall School of Law and an M.B.A. from the Wharton School of the University of Pennsylvania.

JAMES SHA is a member of the Board of Directors and a member of the Audit Committee. He has been a member of the Board since June 1998. Mr. Sha served as the Senior Vice President of Commerce Solutions at Netscape Communications from 1997 to November 1998. Mr. Sha holds an M.S.E.E. from the University of California, Berkeley, an M.B.A. from Santa Clara University, and a B.S.E.E. from Taiwan University.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The members of the Audit Committee are Messrs. Mottern, Cain and Sha. Mr. Mottern is the Chairman of the Audit Committee. The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and administers the Company's stock option plans. The members of the Compensation Committee are
Messrs. Archibald, Cohen and Mottern. Mr. Archibald is the Chairman of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee was formed in December 1998. Two of the Committee members, Mr. Archibald, who is the Chairman of the Committee, and Mr. Mottern, are not and have never been officers or employees of the Company. Mr. Cohen, who is the third member of the Committee, has been Chairman of the Board of the Company since its formation and served as the Company's Chief Executive Officer from March 1979 until December 1997. Prior to the formation of the Compensation Committee, all decisions regarding executive compensation, salaries and incentive compensation for employees and consultants of the Company were made solely by the Board of Directors.

EXECUTIVE COMPENSATION

The following table sets forth information as to compensation paid or accrued by the Company for fiscal 1998 to its Chief Executive Officer and each of its four other most highly compensated executive officers (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                                        -------------------------------------
                                                         ANNUAL COMPENSATION        ALL OTHER
                                                        ----------------------   COMPENSATION
NAME AND PRINCIPAL POSITION                             SALARY ($)   BONUS ($)            ($)
------------------------------------------------------  ----------  ----------  -------------
 Barnet J. Cohen (1) .................................    $406,993    $166,263       $7,212(2)
   Chairman of the Board
 Robert R. Cain (3) ..................................     273,077     111,462        5,938(4)
   President and Chief Executive Officer
 Kenneth Alterwitz ...................................     192,712      62,860       19,890(5)
   Senior Vice President, Sales and Marketing
 J. Randolph Cerf ....................................     152,000      38,000        4,710(6)
   Senior Vice President, Chief Financial Officer and
   Secretary
 Melanie Cullen ......................................     125,604      33,887        4,008(7)
   Senior Vice President, Information Services

------------------------

(1) Mr. Cohen served as the Company's Chief Executive Officer from its formation until December 1997.

(2) Represents the Company's contributions under the Company's 401(k) Plan and ESOP of $5,612 and $1,600, respectively.

(3) Mr. Cain succeeded Mr. Cohen as the Company's Chief Executive Officer in December 1997.

(4) Represents payments under the Company's 401(k) Plan and ESOP of $4,338 and $1,600, respectively.

(5) Represents payments of nonrecurring commissions of $14,153 and payments under the Company's 401(k) Plan and ESOP of $4,137 and $1,600, respectively.

(6) Represents payments under the Company's 401(k) Plan and ESOP of $3,140 and $1,570, respectively.

(7) Represents payments under the Company's 401(k) Plan and ESOP of $2,672 and $1,336, respectively.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth certain information concerning the number and value of stock options granted to each of the Named Executive Officers in fiscal 1998.

                                             ----------------------------------------------------------------------------
                                                                                                     POTENTIAL REALIZABLE
                                                             INDIVIDUAL GRANTS (1)                     VALUE AT ASSUMED
                                                          ----------------------------                 ANNUAL RATES OF
                                              NUMBER OF     PERCENT OF                                   STOCK PRICE
                                             SECURITIES   TOTAL OPTIONS                                APPRECIATION FOR
                                             UNDERLYING     GRANTED TO       EXERCISE                  OPTION TERM (2)
                                                OPTIONS   EMPLOYEES IN          PRICE   EXPIRATION   --------------------
NAME                                            GRANTED    FISCAL 1998         ($/SH)         DATE          5%        10%
-------------------------------------------  -----------  ---------------  -----------  -----------  ---------  ---------
Barnet J. Cohen............................           -              -              -            -           -          -
Robert R. Cain.............................           -              -              -            -           -          -
Kenneth Alterwitz..........................       1,000            2.2%     $      35     08/17/07   $  22,011  $  55,781
J. Randolph Cerf...........................       1,000            2.2             35     08/17/07      22,011     55,781
Melanie Cullen.............................       1,000            2.2             35     08/17/07      22,011     55,781

------------------------

(1) Percentages are based on an aggregate of options to purchase 45,483 shares of the Company's Common Stock granted to employees and directors of, and consultants to, the Company during fiscal year ended March 28, 1998, including the Named Executive Officers. The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. Each such option vests with respect to 1/48 of the shares of Common Stock underlying such option on the last day of each calendar month, beginning August 1997. See "Management - Compensation Plans."

(2) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's estimates of future stock price growth.

FISCAL YEAR-END OPTION VALUES

The following table sets forth certain information concerning the number and value of unexercised stock options held as of March 28, 1998 by each of the Named Executive Officers.

                                                --------------------------------------------------------
                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                        OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                                      MARCH 28, 1998             MARCH 28, 1998 (1)
                                                --------------------------  ----------------------------
NAME                                            EXERCISABLE  UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
----------------------------------------------  -----------  -------------  -------------  -------------
Barnet J. Cohen...............................           -             -      $      XX      $      XX

Robert R. Cain................................      45,800             -             XX             XX

Kenneth Alterwitz.............................       6,278         2,055             XX             XX

J. Randolph Cerf..............................       9,854         2,146             XX             XX

Melanie Cullen................................       7,500           833             XX             XX

------------------------

(1) There was no public trading market for the Common Stock as of March 28, 1998. Accordingly, these values have been calculated based on the initial offering price set forth on the cover page of this Prospectus.

COMPENSATION PLANS

1994 STOCK OPTION PLAN

The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board of Directors in December 1994 and approved by the Stockholders in February 1995. The 1994 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees, directors and consultants of the Company. The 1994 Plan is administered and interpreted by the Board of Directors or a committee designated by the Board (the "Administrator"). The Administrator has discretion, within the limits of the 1994 Plan, to select the optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option. The 1994 Plan authorizes the issuance of up to 110,000 shares of Common Stock. As of November 28, 1998, options to purchase 4,000 shares had been exercised pursuant to the 1994 Plan, options to purchase 103,297 shares were outstanding, and 2,703 shares remained available for future grants. The exercise price of incentive stock options granted under the 1994 Plan must be at least equal to the fair market value per share of the Common Stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1994 Plan must be at least 85% of the fair market value of the Common Stock on the grant date. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company (a "10% stockholder"), the per share exercise price of any stock option granted under the 1994 Plan must equal at least 110% of the fair market value of the Common Stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1994 Plan may not exceed ten years. In the event of the occurrence of certain transactions deemed under the 1994 Plan to constitute a change in control of the Company, the 1994 Plan provides that all options issued under the 1994 Plan that have not vested shall immediately become vested upon consummation of the change in control transaction. In addition, the 1994 Plan further authorizes the Board to (a) cancel all outstanding options effective immediately prior to such transaction and either (i) allow all option holders an opportunity to exercise the portion of their option that has vested prior to such transaction or (ii) make a payment to such option holders in an amount equal to the difference between the fair-market value of the shares of Common Stock underlying their options and the aggregate exercise price of such options. Alternatively, upon a change in control, the Board may require that each outstanding option be assumed or an equivalent option be substituted by the successor corporation or a parent or subsidiary of the successor corporation. The 1994 Plan will terminate in December 2004.

1997 STOCK OPTION PLAN

The Company's 1997 Stock Option Plan (the "1997 Plan") was adopted by the Board of Directors in June 1997 and approved by the stockholders in February 1998. The 1997 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options to employees, directors, consultants, independent contractors and advisers of the Company. The 1997 Plan is administered and interpreted by the Board of Directors or a committee designated by the Board (the "Administrator"). The Administrator has discretion, within the limits of the 1997 Plan, to select the optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option. The 1997 Plan authorizes the issuance of up to 150,000 shares of Common Stock. As of November 28, 1998, no options had been exercised pursuant to the 1997 Plan, options to purchase 46,723 shares were outstanding, and 103,277 shares remained available for future grants. The exercise price of incentive stock options granted under the 1997 Plan must at least be equal to the fair market value per share of the Common Stock on the date of grant and the exercise price of nonstatutory stock options granted under the 1997 Plan must be greater than or equal to 85% of the fair market value per share of the Common Stock on the date of the grant. With respect to any participant who is a 10% stockholder, the per share exercise price of any stock option granted under the 1997 Plan must equal at least 110% of the fair market value of the Common Stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1997 Plan may not exceed ten years.

In the event of the occurrence of certain transactions deemed under the 1997 Plan to constitute a change in control of the Company, the 1997 Plan (a) provides that all options issued under the 1997 Plan that have not vested shall immediately become vested upon consummation of the change in control transaction and (b) authorizes the Board to (i) cancel all outstanding options effective immediately prior to such transaction and allow all option holders an opportunity to exercise the portion of their option that has vested prior to such transaction, or (ii) require the successor entity to assume each outstanding option or substitute a comparable option of such successor entity or a parent or subsidiary of the successor entity. The 1997 Plan will terminate in May 2007.

EMPLOYEE STOCK OWNERSHIP PLAN

The Company's Employee Stock Ownership Plan (the "ESOP") was adopted effective as of November 1987 and subsequently amended in January 1990, March 1990, January 1992 and July 1994. The ESOP is a combination of a stock bonus plan and a money purchase pension plan, which together constitute an employee stock ownership plan under section 4975(e)(7) of the Code. All employees of the Company who have been employed by the Company for at least six months are eligible to participate in the ESOP. The ESOP is administered by an Administrative Committee (the "Committee") composed of individuals appointed by the Board of Directors. The members of the Committee are named fiduciaries with authority to control and manage the operation and administration of the ESOP. Shares of Common Stock allocated to participants' accounts are voted in the manner directed by such participants, and the Committee directs the voting of unallocated shares and shares for which participants do not provide voting instructions. Each year the Company makes a fixed contribution to the ESOP in an amount equal to 1% of the aggregate annual compensation of all ESOP participants. The Company is also permitted to make a variable contribution to the ESOP each year in an amount determined by the Board. The Company's fixed and variable contributions may be in the form of Common Stock or cash. ESOP participants are not permitted to make contributions to the ESOP. The Company's fixed contributions to the ESOP are allocated to the accounts of each ESOP participant in an amount equal to 1% of the compensation of each such participant. The Company's variable contributions to the ESOP are allocated to the accounts of each ESOP participant in proportion to the ratio each participant's annual compensation bears to the total annual compensation of all participants in the aggregate. A participant's rights to his or her ESOP account become fully vested after he or she has been employed with the Company for seven years or upon his or her death, disability or retirement after attaining age 65. The ESOP trustees may use any cash surplus in the ESOP to purchase additional shares of Common Stock or to make other prudent investments. When an ESOP participant's employment with the Company terminates, he or she receives a distribution from the ESOP in an amount equal to the vested portion of his or her ESOP account. Such distributions can be made in cash, Common Stock or a combination of the two, as determined by the Administrative Committee; provided, however, that any participant may demand that his or her distribution be entirely in Common Stock, except to the extent such participant has elected to "diversify" his or her ESOP account as provided in Section 401(a)(28(B) of the Code. The timing of a distribution upon a participant's termination of employment with the Company is determined by the Committee. The Company has the right to terminate the ESOP, in whole or in part, at any time; provided, however, that any such termination may not reduce the vested rights of any participant.

401(K) PLAN

The Company sponsors a qualified defined contribution retirement plan that was adopted effective as of April 1, 1995 (the "401(k) Plan"), under which eligible employees may elect to defer their current compensation by up to certain statutorily prescribed annual limits ($10,000 in 1998) and to contribute such amount to the 401(k) Plan. The 401(k) Plan requires additional matching contributions by the Company on behalf of all participants of up to 2% of each such participant's annual compensation. In fiscal 1998, the Company made matching contributions of approximately $282,000. During the first eight months of fiscal 1999, the Company made matching contributions of $92,000 and has accrued an additional $172,000. The 401(k) Plan is intended to qualify under
Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on such contributions, are not taxable to employees until withdrawn, and so that contributions by the Company will be deductible by the Company when made. The trustee for the 401(k) Plan is Merrill Lynch Trust. At the direction of each participant, the trustees invest the assets of the 401(k) Plan among a selection of eight designated mutual funds.

MANAGEMENT INCENTIVE PLAN

In November 1998, the Company adopted a Management Incentive Plan (the "Bonus Plan") for fiscal 1999. The Bonus Plan provides variable cash bonuses for eligible executive and management employees (including the Named Executive Officers). Cash bonuses will be based on a percentage of each participant's base salary, with such percentages varying depending on how closely (i) Valley achieves specific financial objectives and (ii) the employee achieves specific performance objectives. No bonuses will be paid unless Valley's operating profit for fiscal 1999, less interest, taxes and bonuses, is at least $3.8 million. Depending on the employee, cash bonuses will range from 10% to 15% of base salary if the specified financial and performance objectives are achieved. The Company has retained the discretion to modify such bonuses as it deems appropriate. The Board of Directors may modify or terminate the Bonus Plan.

EMPLOYMENT AGREEMENTS

On April 6, 1998, the Company entered into Severance and Change in Control Agreements (the "Severance Agreements") with the following executive officers of the Company: (i) Robert R. Cain, President and Chief Executive Officer; (ii) Kenneth Alterwitz, Senior Vice President, Sales and Marketing; (iii) J. Randolph Cerf, Senior Vice President and Chief Financial Officer; (iv) Melanie Cullen, Senior Vice President, Information Services; (v) Paige S. Dickow, Senior Vice President, Human Resources; (vi) John Kordic, Senior Vice President, Operations; and (vii) Ronald A. Phillips, Senior Vice President, Purchasing (each an "Officer"). Each Severance Agreement provides that the Officer who is a party to that agreement will be entitled to certain severance payments if (i) his or her employment is terminated constructively or without cause or (ii) he or she resigns within 30 days after the first anniversary of a change in control of the Company. Such severance payments could, under certain circumstances, include payment of an amount equal to twice the aggregate of the Officer's annual salary immediately prior to the termination of his or her employment and his or her target bonus for the year in which such termination occurred.

COMPENSATION OF DIRECTORS

Directors who are not currently employees of the Company receive (i) an annual retainer of $5,000, payable quarterly, (ii) $1,000 per Board meeting attended and (iii) $500 per Committee meeting attended, if such meeting is held separately from the Board meeting. In addition, non-employee Directors are reimbursed for certain reasonable expenses incurred in connection with attending each meeting of the Board of Directors and are eligible to receive stock options under the 1997 Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

As permitted by the Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or to its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Amended and Restated Bylaws further provide that the Company must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Company believes that indemnification under its Amended and Restated Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties. The Company currently maintains liability insurance for its officers and directors.

The Company has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Company to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by any such person in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism by reason of any event or occurrence arising out of such person's services as a director or officer of the Company.

There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

In April 1996, the Company repurchased 17,385 shares of its Common Stock from Barnet J. Cohen, who is the Company's Chairman, and was also the Company's Chief Executive Officer at that time, at a valuation of $28.76 per share for a total repurchase price of $500,000.

In December 1996, the Company entered into a Contribution and Shareholders Agreement (the "Contribution Agreement") with Stereophile, Inc. ("Stereophile"). Pursuant to the Contribution Agreement, the Company and Stereophile formed Schwann Acquisition Corp., a Delaware corporation ("SAC"). The Company owned 80% of the outstanding shares of SAC, while Stereophile owned the remaining 20%. Lawrence Archibald owns 90% of the outstanding shares of Stereophile. In March 1997, Mr. Archibald was elected to the Company's Board of Directors. In December 1997, pursuant to the Contribution Agreement, SAC was merged into the Company (the "SAC Merger"). In connection with the SAC Merger, and pursuant to Section
4.3 of the Contribution Agreement, Stereophile's 20% interest in SAC was converted into 7,230 shares of the Company's Common Stock.

Bernard Herman and Arthur Bach, who were the senior officers of Star, entered into three year and one year employment agreements, respectively, with the Company in connection with the Star transaction to serve as officers of the Company's video operations. In July 1997, the Company and Messrs. Herman and Bach agreed to terminate those agreements and enter into consulting relationships that expire in May 2000 for Mr. Herman and expired in May 1998 for Mr. Bach. The consulting fee for each of Messrs. Herman and Bach is and was $21,875 per month.

In May 1998, Robert R. Cain, the Company's President and Chief Executive Officer, exercised an option granted to him under the 1994 Plan to purchase 4,000 shares of the Company's Common Stock at an exercise price of $19.50 per share. The aggregate exercise price paid by Mr. Cain was $78,000. As permitted under the 1994 Plan, Mr. Cain paid the exercise price by delivering to the Company a promissory note in the principal amount of $78,000. This note bears interest at a rate of 8 1/2% per annum, with interest payable quarterly and outstanding principal due on May 15, 2001. Mr. Cain has pledged 4,000 shares of Common Stock held by him to secure his obligations under the Note.

On April 6, 1998, the Company entered into the Severance Agreements with the following executive officers of the Company: (i) Robert R. Cain, President and Chief Executive Officer; (ii) Kenneth Alterwitz, Senior Vice President, Sales and Marketing; (iii) J. Randolph Cerf, Senior Vice President and Chief Financial Officer; (iv) Melanie Cullen, Senior Vice President, Information Services; (v) Paige S. Dickow, Senior Vice President, Human Resources; (vi) John Kordic, Senior Vice President, Operations; and (vii) Ronald A. Phillips, Senior Vice President, Purchasing (each an "Officer"). Each Severance Agreement provides that the Officer who is a party to that agreement will be entitled to certain severance payments if (i) his or her employment is terminated constructively or without cause or (ii) he or she resigns within 30 days after the first anniversary of a change in control of the Company. Such severance payments could, under certain circumstances, include payment of an amount equal to twice the aggregate of the Officer's annual salary immediately prior to the termination of his or her employment and his or her target bonus for the year in which such termination occurred.

The Company has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Company to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by any such person in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism by reason of any event or occurrence arising out of such person's services as a director or officer of the Company.

The Company believes that the foregoing transactions were in its best interest. As a matter of policy, the transactions were, and all future transactions between the Company and any of its officers, directors, or principal stockholders will be, approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 28, 1998, and as adjusted, to reflect the sale by the Company of the shares offered hereby by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the Company believes that each individual or entity named has sole investment and voting power with respect to the shares of Common Stock beneficially owned by them, subject to community property laws where applicable.

                                                               -------------------------------------
                                                                            PERCENTAGE BENEFICIALLY
                                                                                   OWNED (1)
                                                                   SHARES   ------------------------
                                                               BENEFICIALLY BEFORE THE    AFTER THE
NAME                                                                OWNED     OFFERING     OFFERING
-------------------------------------------------------------  -----------  -----------  -----------
Barnet J. Cohen (2)..........................................     542,997         90.1%        XX.X%
Robert R. Cain (3)...........................................      56,580          8.8         XX.X
J. Randolph Cerf (4).........................................      11,558          1.9         XX.X
Melanie Cullen (5)...........................................       8,028          1.3         XX.X
Kenneth Alterwitz (6)........................................       7,865          1.3         XX.X
Lawrence Archibald (7).......................................       6,770          1.1         XX.X
James Sha (8)................................................       5,031            *         XX.X
Wendy Paskin-Jordan..........................................       5,000            *         XX.X
Christopher Mottern (9)......................................       3,219            *         XX.X
All Directors and Executive Officers as a Group (12 persons)
  (10).......................................................     664,819         96.2         XX.X

------------------------------

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days as of November 28, 1998 are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. Percentages beneficially owned are based on 602,327 shares of Common Stock
outstanding as of November 28, 1998 and       shares outstanding after the
Offering.

(2) Consists of 443,715 shares of Common Stock and 99,282 shares of Common Stock held by the ESOP. Mr. Cohen and his wife Barbara Cohen are the trustees of the ESOP. Mr. Cohen disclaims beneficial ownership of the ESOP shares except to the extent of any pecuniary interest in such shares held by Mr. Cohen as an ESOP participant.

(3) Consists of 13,200 shares of Common Stock, exercisable options to purchase 42,008 shares of Common Stock, and 1,372 shares of Common Stock allocated to Mr. Cain's account under the ESOP.

(4) Consists of exercisable options to purchase 11,458 shares of Common Stock and 100 shares of Common Stock allocated to Mr. Cerf's account under the ESOP.

(5) Consists of exercisable options to purchase 7,791 shares of Common Stock and 237 shares of Common Stock allocated to Ms. Cullen's account under the ESOP.

(6) Consists of exercisable options to purchase 7,791 shares of Common Stock and 74 shares of Common Stock allocated to Mr. Alterwitz's account under the ESOP.

(7) Consists of 6,551 shares of Common Stock and exercisable options to purchase 219 shares of Common Stock.

(8) Consists of 5,000 shares of Common Stock and exercisable options to purchase 31 shares of Common Stock.

(9) Consists of 3,000 shares of Common Stock and exercisable options to purchase 219 shares of Common Stock.

(10) Consists of 476,466 shares of Common Stock, 99,282 shares of Common Stock held by the ESOP, for which Mr. Cohen serves as co-trustee, and exercisable options to purchase 89,071 shares of Common Stock.

* Indicates beneficial ownership of less than 1.0% of the outstanding shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Upon completion of the Offering, the Company will have authorized capital stock of 22,000,000 shares consisting of 20,000,000 shares of Common Stock, $0.001 par value, and 2,000,000 shares of Preferred Stock, $0.001 par value. As of November 28, 1998, 602,327 shares of Common Stock were outstanding, held by 11 holders of record.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. However, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and non-assessable.

PREFERRED STOCK

The Board of Directors of the Company is authorized, without further stockholder action, to issue up to two million undesignated shares of Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of such shares of the Preferred Stock. The issuance of any series of Preferred Stock could adversely affect the rights of the holders of Common Stock by restricting dividends on, diluting the power of, or impairing the liquidation rights of Common Stock, or delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any Preferred Stock.

TRANSFER AGENT

The Company's transfer agent and registrar for its Common Stock is Norwest Bank Minnesota, N.A.

ANTI-TAKEOVER PROVISIONS IN CHARTER DOCUMENTS

The Company has adopted provisions in its Amended and Restated Certificate of Incorporation and in its Amended and Restated Bylaws that do the following: (i) eliminate the right of stockholders to call a special meeting of stockholders;
(ii) require stockholders to give the Company advance notice of intent to nominate directors or bring matters before a meeting of stockholders; (iii) eliminate the ability of stockholders to take action by written consent; (iv) stagger the Board into three classes so that only one third of the Board members are elected each year, and effectively provide that directors may not be removed from office other than for cause and (v) provide that vacancies on the Board resulting from increases in the size of the Board or from death, resignation, retirement or removal may only be filled by the Board. These provisions could adversely affect the rights of the holders of Common Stock by delaying, deferring or preventing a change in control of the Company.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; (v) the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the Offering, the Company will have       shares of Common
Stock outstanding, assuming no exercise of outstanding options and no
distributions of ESOP shares. Of these shares, the       shares sold in the
Offering will be freely transferable without restriction under the Securities Act unless they are held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 602,327 shares of Common Stock (the "Restricted Shares") held by officers, directors and other stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration.

The officers, directors and all stockholders of the Company have agreed not to sell their shares without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days from the date of this Prospectus. Beginning 180 days after commencement of the Offering, 499,045 Restricted Shares that are subject to lock-up agreements (as described below under "Underwriting") will become eligible for sale in the public market subject to Rule 144 under the Securities Act. An additional 99,282 Restricted Shares are held by the ESOP and may not be sold without the consent of the Company's Board of Directors. See "Management - Compensation Plans - Employee Stock Ownership Plan." The remaining 4,000 Restricted Shares, which are also subject to such lock-up agreements, will have been held for less than one year upon the expiration of such lock-up agreements and will become eligible for sale under Rule 144 at a date thereafter as the holding period provisions of Rule 144 are satisfied.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed "affiliates" of the Company, is entitled to sell, within any three month period commencing 90 days after the Offering, a number of shares that does not exceed the greater of 1% of the
number of shares of Common Stock then outstanding (approximately       shares
immediately after the Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

As of November 28, 1998, 150,020 shares were issuable upon exercise of currently outstanding options, all of which are subject to the lockup agreements described
above. Of those options, options to purchase         shares will be vested and
fully exercisable 180 days after commencement of the Offering and those shares will be eligible for sale, subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. In addition, as of November 28, 1998, 99,282 shares of Common Stock had been allocated to the respective accounts of participants in the ESOP. Under certain circumstances, including termination of a participant's employment with the Company, shares of Common Stock allocated to the account of that participant may be distributed to the participant and such shares may then be sold by the participant, subject to certain restrictions on transfer, including the Company's Right of First Refusal. See "Management - Compensation Plans" and "Management - Compensation of Directors."

Prior to the Offering, there has been no public market for the Common Stock of the Company. No predictions can be made as to the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial amount of such shares by existing stockholders or by stockholders purchasing in the Offering could have a negative impact on the market price of the Common Stock.

                                  UNDERWRITING

Under the terms of, and subject to the conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), each of the underwriters named below (the "Underwriters"), for whom J.P. Morgan Securities Inc. and BancBoston Robertson Stephens Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                             -----------------
UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
J.P. Morgan Securities Inc.................................................
BancBoston Robertson Stephens Inc..........................................

                                                                             -----------------
    Total..................................................................
                                                                             -----------------
                                                                             -----------------

The Company estimates that it will pay $      in expenses for this offering,
exclusive of underwriting commissions and discounts.

The Underwriters propose initially to offer the shares of Common Stock directly to the public at the price set forth on the cover page of this Prospectus, and to certain dealers at such price less a selling concession not in excess of
$      per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share to certain other dealers. After the
initial public offering, the public offering price and such concessions may be changed.

The Company has granted to the Underwriters an option to purchase up to an
additional       shares of Common Stock at the initial public offering price to the public, less the aggregate underwriting discount, solely to cover over-allotments. This option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

The Company's officers, directors and all stockholders of the Company have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of J.P. Morgan Securities Inc., for a period of 180 days after the date of this Prospectus. J.P. Morgan Securities Inc. may, in its sole discretion, at any time or from time to time, without notice, release all or any portion of the shares subject to these lock-up agreements.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

The Company has applied to list the Common Stock on the Nasdaq National Market under the trading symbol VMIX.

To facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

Prior to the Offering, there has been no public market for the Common Stock of the Company. There can be no assurance that an active trading market will develop for shares of the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. The initial public offering price will be determined by negotiation among the Company and the Representatives. Among the factors that will be considered in determining the initial public offering price, in addition to prevailing market conditions, are the financial and operating history and condition of the Company, the Company's business and financial prospects, the prospects for the industry in which the Company operates, the recent market prices of securities of companies in businesses similar to that of the Company and other relevant factors.

From time to time in the ordinary course of their respective businesses, the Representatives and their respective affiliates may in the future provide investment banking and other financial services to the Company and its affiliates.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation, San Francisco, California, who have acted as counsel to the Company in connection with the Offering. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

The (i) consolidated financial statements of Valley Media, Inc. as of March 29, 1997 and March 28, 1998 and for each of the three fiscal years in the period ended March 28, 1998 included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement and (ii) the financial statements of Star Video Entertainment, L.P. for the years ended December 31, 1995 and 1996 and for the period from January 1, 1997 to May 20, 1997 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. Such financial statements and financial statement schedule have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding Registrants (including the Company) that file electronically with the Commission. The address of such World Wide Web site is http://www.sec.gov. The Company intends to distribute annual reports containing audited financial statements and will make copies of quarterly reports available for the first three quarters of each fiscal year containing unaudited interim financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                          PAGE
VALLEY MEDIA, INC.:
  Independent Auditors' Report........................................................        F-2
  Consolidated Balance Sheets as of March 29, 1997, March 28, 1998 and September 26,
   1998 (Unaudited)...................................................................        F-3
  Consolidated Statements of Operations for the Fiscal Years Ended March 30, 1996,
   March 29, 1997 and March 28, 1998 and the Six Months Ended September 27, 1997
   (Unaudited) and September 26, 1998 (Unaudited).....................................        F-4
  Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended March 30,
   1996, March 29, 1997 and March 28, 1998 and the Six Months ended September 26, 1998
   (Unaudited)........................................................................        F-5
  Consolidated Statements of Cash Flows for the Fiscal Years Ended March 30, 1996,
   March 29, 1997 and March 28, 1998 and the Six Months Ended September 27, 1997
   (Unaudited) and September 26, 1998 (Unaudited).....................................        F-6
  Notes to Consolidated Financial Statements..........................................        F-7

STAR VIDEO:
  Independent Auditors' Report........................................................       F-19
  Statements of Operations and Changes in Net Assets Acquired for the Years Ended
   December 31, 1995 and 1996 and the Period from January 1, 1997 to May 20, 1997.....       F-20
  Statements of Cash Flows for the Years Ended December 31, 1995 and 1996 and the
   Period from January 1, 1997 to May 20, 1997........................................       F-21
  Notes to Financial Statements.......................................................       F-22

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF VALLEY MEDIA, INC.:
  Unaudited Pro Forma Financial Information of Valley Media, Inc......................       F-24
  Unaudited Pro Forma Consolidated Statement of Operations for the Fiscal Year Ended
   March 28, 1998.....................................................................       F-25
  Notes to Unaudited Pro Forma Consolidated Statement of Operations...................       F-26

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Valley Media, Inc.:

We have audited the accompanying consolidated balance sheets of Valley Media, Inc. and its subsidiaries (the "Company") as of March 29, 1997 and March 28, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valley Media, Inc. and its subsidiaries as of March 29, 1997 and March 28, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 28, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California
July 22, 1998

                               VALLEY MEDIA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               -----------------------------------
                                                                                        SEPT. 26,
                                                                MARCH 29,   MARCH 28,        1998
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA                              1997        1998  -----------
                                                               -----------  ---------
                                                                                       (UNAUDITED)
ASSETS
Current assets
  Cash.......................................................   $     310   $     394   $     796
  Accounts receivable, less allowance for doubtful accounts
   of $825 at March 29, 1997, $5,276 at March 28, 1998, and
   $6,850 (unaudited) at September 26, 1998..................      36,075     108,429     146,739
  Inventories, net of reserves of $392 at March 29, 1997,
   1,587 at March 28, 1998 and $2,120 (unaudited) at
   September 26, 1998........................................      44,351      95,365     159,564
  Deferred income taxes......................................       1,136       1,903       1,903
  Prepaid expenses and other.................................         874       2,626       2,716
                                                               -----------  ---------  -----------
    Total....................................................      82,746     208,717     311,718

Property and equipment, net..................................       9,085      15,681      20,857

Goodwill and other intangibles, net..........................       2,626      19,040      18,392

Other assets.................................................         134       1,624       1,799
                                                               -----------  ---------  -----------
Total assets.................................................   $  94,591   $ 245,062   $ 352,766
                                                               -----------  ---------  -----------
                                                               -----------  ---------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable...........................................   $  58,428   $ 140,380   $ 194,426
  Accrued expenses...........................................       1,594       8,088       5,874
  Revolving line of credit...................................      20,447      73,381     129,347
  Current portion of long-term debt..........................       1,258       2,334       1,768
  Deferred revenue...........................................       1,219       2,146       2,204
                                                               -----------  ---------  -----------
    Total....................................................      82,946     226,329     333,619
                                                               -----------  ---------  -----------

Deferred income taxes........................................       1,407       4,590       4,590

Long-term debt...............................................       2,257       3,166       4,845

Other liabilities............................................           -           -          68

Minority interest............................................         208           -           -

Commitments and contingencies (Notes 3,7 and 9)

Stockholders' equity
  Common stock, no par value, 1,000,000 shares authorized
   595,134, 598,327 and 602,327 shares issued and
   outstanding...............................................           1           1           1
  Additional paid-in capital.................................         666         849         927
  Stockholder note receivable................................                                 (78)
  Retained earnings..........................................       7,106      10,127       8,794
                                                               -----------  ---------  -----------
    Total stockholders' equity...............................       7,773      10,977       9,644
                                                               -----------  ---------  -----------
Total liabilities and stockholders' equity...................   $  94,591   $ 245,062   $ 352,766
                                                               -----------  ---------  -----------
                                                               -----------  ---------  -----------

                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           ---------------------------------------------------------
                                                 FISCAL YEARS ENDED             SIX MONTHS ENDED
                                           -------------------------------  ------------------------
                                           MARCH 30,  MARCH 29,  MARCH 28,    SEPT 27,     SEPT 26,
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA         1996       1997       1998        1997         1998
                                           ---------  ---------  ---------  -----------  -----------
                                                                                  (UNAUDITED)
Net sales................................  $ 156,557  $ 199,231  $ 583,492   $ 234,446    $ 343,351
Cost of goods sold.......................    137,847    175,706    516,627     207,637      305,405
                                           ---------  ---------  ---------  -----------  -----------
Gross profit.............................     18,710     23,525     66,865      26,809       37,946
Selling, general and administrative
  expenses...............................     14,033     20,552     55,183      23,838       34,210
                                           ---------  ---------  ---------  -----------  -----------
Operating income.........................      4,677      2,973     11,682       2,971        3,736
Equity in net loss of joint venture......        903        207
Interest expense.........................      1,305      1,745      6,627       2,680        5,967
                                           ---------  ---------  ---------  -----------  -----------
Income (loss) before income taxes........      2,469      1,021      5,055         291       (2,231)
Income taxes.............................      1,016        410      2,034         123         (898)
                                           ---------  ---------  ---------  -----------  -----------
Net income (loss)........................  $   1,453  $     611  $   3,021   $     168    $  (1,333)
                                           ---------  ---------  ---------  -----------  -----------
                                           ---------  ---------  ---------  -----------  -----------

Net income (loss) per share:
  Basic..................................  $    2.35  $    1.02  $    5.07   $    0.28    $   (2.22)
                                           ---------  ---------  ---------  -----------  -----------
                                           ---------  ---------  ---------  -----------  -----------
  Diluted................................  $    2.23  $    0.95  $    4.60   $    0.26    $   (1.92)
                                           ---------  ---------  ---------  -----------  -----------
                                           ---------  ---------  ---------  -----------  -----------
Weighted average shares used in the
  calculation
  Basic..................................    617,584    596,666    596,003     595,132      601,052
  Diluted................................    652,455    640,897    656,216     648,967      692,623

                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                   ------------------------------------------------------------------
                                       COMMON STOCK       ADDITIONAL  STOCKHOLDER
DOLLARS IN THOUSANDS, EXCEPT       --------------------      PAID-IN       NOTE   RETAINED
SHARE DATA                            SHARES     AMOUNT      CAPITAL  RECEIVABLE  EARNINGS      TOTAL
                                   ---------  ---------  -----------  ---------  ---------  ---------
Balance at April 1, 1995.........    618,931         $1       $1,337                $5,042     $6,380

Repurchase of common stock.......    (4,556)                   (117)                            (117)

Net income.......................                                                    1,453      1,453
                                   ---------  ---------  -----------  ---------  ---------  ---------

Balance at March 30, 1996........    614,375          1        1,220                 6,495      7,716

Repurchase of common stock.......   (19,241)                   (554)                            (554)

Net income.......................                                                      611        611
                                   ---------  ---------  -----------  ---------  ---------  ---------

Balance at March 29, 1997........    595,134          1          666                 7,106      7,773

Repurchase of common stock.......    (4,037)                   (143)                            (143)

Issuance of common stock in
 connection with acquisition.....      7,230                     326                              326

Net income.......................                                                    3,021      3,021
                                   ---------  ---------  -----------  ---------  ---------  ---------

Balance at March 28, 1998........    598,327          1          849                10,127     10,977

Unaudited:

Exercise of stock option in
 exchange for note receivable....      4,000                      78      $(78)

Net loss.........................                                                  (1,333)    (1,333)
                                   ---------  ---------  -----------  ---------  ---------  ---------

Balance at September 26, 1998
 (unaudited).....................    602,327         $1         $927      $(78)     $8,794     $9,644
                                   ---------  ---------  -----------  ---------  ---------  ---------
                                   ---------  ---------  -----------  ---------  ---------  ---------

                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    ---------------------------------------------------------------
                                                                             FISCAL YEARS ENDED                SIX MONTHS ENDED
                                                                    -------------------------------------  ------------------------
                                                                     MARCH 30,    MARCH 29,    MARCH 28,    SEPT. 27,    SEPT. 26,
DOLLARS IN THOUSANDS                                                      1996         1997         1998         1997         1998
                                                                    -----------  -----------  -----------  -----------  -----------
                                                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)...............................................   $   1,453    $     611    $   3,021    $     168    $  (1,333)
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
    Depreciation and amortization.................................       1,296        1,849        4,113        1,814        2,612
    Bad debt expense..............................................           8          505        3,220        3,447        1,574
    Equity in net loss of joint venture...........................         903          207
    Deferred income taxes.........................................         264          121        1,889          866
    Changes in assets and liabilities (net of acquisitions):
      Accounts receivable.........................................      (3,988)     (15,401)     (43,976)     (43,022)     (39,884)
      Inventories.................................................      (2,252)      (9,412)     (31,748)     (45,303)     (64,199)
      Prepaid expenses and other..................................        (255)        (441)      (1,212)        (794)         (90)
      Accounts payable............................................      (3,066)      33,532       51,549       78,713       54,046
      Accrued expenses............................................        (261)         655       (1,175)         (13)      (2,347)
      Deferred revenue............................................         438          629        1,234           74           58
                                                                    -----------  -----------  -----------  -----------  -----------
        Net cash provided by (used in) operating activities.......      (5,460)      12,855      (13,085)      (4,050)     (49,563)
                                                                    -----------  -----------  -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.............................      (1,728)      (2,902)      (4,344)      (2,015)      (6,428)
  Business and net asset acquisitions, net of cash acquired.......                   (9,346)     (33,148)     (33,148)
  Equipment deposit...............................................         (34)         (82)         (62)         (89)        (176)
                                                                    -----------  -----------  -----------  -----------  -----------
        Net cash used in investing activities.....................      (1,762)     (12,330)     (37,554)     (35,252)      (6,604)
                                                                    -----------  -----------  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net short-term borrowings under revolving line of credit........       7,926        1,502       52,934       39,818       55,967
  Issuance of long-term debt......................................         373            7            3            3        1,296
  Repayment of long-term debt.....................................        (892)      (1,314)      (1,307)        (643)        (694)
  Repurchase of common stock......................................        (117)        (554)        (143)
  Deferred offering costs.........................................                                  (764)
                                                                    -----------  -----------  -----------  -----------  -----------
        Net cash provided by (used in) financing activities.......       7,290         (359)      50,723       39,178       56,569
                                                                    -----------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH...................................          68          166           84         (124)         402
CASH, BEGINNING OF PERIOD.........................................          76          144          310          310          394
                                                                    -----------  -----------  -----------  -----------  -----------
CASH, END OF PERIOD...............................................   $     144    $     310    $     394    $     186    $     796
                                                                    -----------  -----------  -----------  -----------  -----------
                                                                    -----------  -----------  -----------  -----------  -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest..........................................   $   1,263    $   1,676    $   5,716
  Cash paid for income taxes......................................         730                        85

NONCASH INVESTING AND FINANCING ACTIVITIES
  Net liabilities assumed in connection with acquisition of
   partnership interest...........................................                    1,328
  Noncompete agreement issued in connection with business
   acquisition....................................................                      241
  Net assets acquired.............................................                      229
  Purchase of equipment through capital leases....................         820          231        2,788
  Purchase of equipment through issuance of note payable..........       2,546
  Payable to Star Video Entertainment, L.P. as a result of
   acquisition....................................................                                 3,144
  Issuance of common stock in connection with acquisition.........                                   326

                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Valley Media, Inc. (a California corporation) and its subsidiaries (the "Company") is a full-line distributor of prerecorded music and video entertainment products. In July 1998, the Company was reincorporated as a Delaware corporation. The Company has distribution facilities in California, Kentucky, Pennsylvania and Massachusetts, and sells its products primarily to retail stores throughout the United States and worldwide, as well as through Internet music and video retailers. The Company also provides certain services to customers such as direct-to-consumer fulfillment and licensing the Company's proprietary products and databases of product information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Prior to January 1997, the Company owned a 50% partnership interest in Distribution North America ("DNA"), which was accounted for on the equity method. On January 31, 1997, the Company acquired the remaining 50% partnership interest in DNA (see Note 4). Significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to March 31. The fiscal years ended March 30, 1996 ("fiscal 1996"), March 29, 1997 ("fiscal 1997") and March 28, 1998 ("fiscal 1998") each contained a 52 week period.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

The Company's consolidated financial statements as of September 26, 1998 and for the six months ended September 27, 1997 and September 26, 1998 are unaudited and, in the opinion of management, contain all adjustments that are of a normal and recurring nature (except for line of credit termination fees and financing costs totalling approximately $1,200,000 and the write-off of deferred offering costs of approximately $587,000 expensed in the six months ended September 26,
1998) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the six months ended September 26, 1998 are not necessarily indicative of the results expected for the full year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful accounts and vendor receivables. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of average cost or market.

PROPERTY AND EQUIPMENT

Property and Equipment is stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. Estimated useful lives range from three to ten years.

CAPITALIZED COMPUTER SOFTWARE

Capitalized Computer Software included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods not exceeding five

                               VALLEY MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) years. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Amortization expense for fiscal 1996, fiscal 1997 and fiscal 1998 was $195,000, $339,000 and $490,000, respectively.

GOODWILL AND OTHER INTANGIBLES

Goodwill is amortized on a straight-line basis over 15 years. Identifiable intangible assets, consisting primarily of customer lists, are amortized on a straight-line basis over five years.

OTHER ASSETS

Other assets include $764,000 at March 28, 1998 and $509,000 (unaudited) at September 26, 1998 of deferred offering costs, which the Company expects to offset against the gross proceeds from an initial public offering.

REVENUE RECOGNITION

Sales of prerecorded music, video, music accessories, and other related products are recognized upon shipment of the product, net of returns and allowances. Net sales also includes fees for services.

CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk through sales and related trade receivables to retailers. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to trade accounts receivable.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25").

INCOME TAXES

The Company accounts for income taxes under the asset and liability approach where deferred income tax assets and liabilities reflect the future tax consequences, based on enacted tax laws, of the temporary differences between financial and tax reporting at the balance sheet date.

ASSET IMPAIRMENT

Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF, requires periodic review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment, if any, would be determined from a comparison of undiscounted net cash flows to the carrying value of the assets. Implementation of SFAS No. 121 in fiscal 1997 had no effect on the Company's financial statements.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if common stock was issued through exercise of stock options.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 130, REPORTING COMPREHENSIVE INCOME, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this statement requires that an enterprise classify items of

                               VALLEY MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for the Company's fiscal year ending April 3, 1999 ("fiscal 1999"). The Company is currently evaluating what impact, if any, SFAS No. 130 may have on its financial statement disclosures.

SFAS No. 131, DISCLOSURES ABOUT SEGMENT REPORTING OF AN ENTERPRISE AND RELATED INFORMATION, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. SFAS No. 131 is effective for the Company's fiscal 1999. The Company is currently evaluating what impact, if any, SFAS No. 131 may have on its financial statement disclosures.

SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating what impact, if any, SFAS No. 133 may have on its financial statements.

3. ACQUISITION OF BUSINESS OF STAR VIDEO ENTERTAINMENT, L.P.

On May 20, 1997, the Company acquired certain of the assets and assumed certain liabilities of Star Video Entertainment, L.P. ("Star Video"), a distributor of prerecorded videocassettes. Consideration paid to the seller was $37,872,000, of which $34,728,000 was paid in cash on May 20, 1997 and in August 1997 and the remaining $3,144,000 is due in various installments over the next three years. Additionally, the Company incurred $2,565,000 of transaction, severance and other acquisition costs. The purchase price is subject to adjustment, depending upon the ultimate resolution of an arbitration proceeding between the Company and Star Video. Any change in the purchase price will result in an adjustment to goodwill.

The Company allocated the total purchase price of approximately $40,437,000 to the fair value of the net assets acquired as follows:

                                                                                    ---------
DOLLARS IN THOUSANDS
Cash..............................................................................  $   3,697
Accounts receivable...............................................................     58,025
Inventories.......................................................................     20,513
Property and equipment............................................................      1,472
Goodwill..........................................................................     15,540
Customer lists....................................................................      2,300
Prepaid and other assets..........................................................        812
Accounts payable..................................................................    (43,061)
Accrued expenses..................................................................     (1,722)
Short-term borrowings.............................................................    (17,139)
                                                                                    ---------
Total.............................................................................  $  40,437
                                                                                    ---------
                                                                                    ---------

                               VALLEY MEDIA, INC.

3. ACQUISITION OF BUSINESS OF STAR VIDEO ENTERTAINMENT, L.P. (CONTINUED)
The following unaudited pro forma information has been presented as if the acquisition of business of Star Video had occurred on March 31, 1996. The unaudited pro forma information is based on historical results of operations adjusted for purchase price adjustments and, in the opinion of management, is not necessarily indicative of what results would have been if the acquisition had occurred on March 31, 1996.

                                                                          --------------------
                                                                           FISCAL YEARS ENDED
                                                                          --------------------
                                                                          MARCH 29,  MARCH 28,
                                                                            1997(1)       1998
                                                                          ---------  ---------
                                                                              (UNAUDITED)
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales...............................................................  $ 500,353  $ 616,034
Net income..............................................................      4,849      2,608
Net income per share:
  Basic.................................................................  $    8.12  $    4.38
  Diluted...............................................................       7.56       3.97

------------------------

(1) Includes results of operations of Star Video for the fiscal year ended December 31, 1996

4. OTHER ACQUISITIONS

During fiscal 1998, the Company acquired inventories and accounts receivable from a wholesale prerecorded music distributor for a purchase price of $798,000, which was paid in cash.

In January 1997, the Company acquired the remaining 50% partnership interest in DNA in exchange for assuming DNA's net liabilities of $1,328,000. Simultaneous with the acquisition, the Company repaid DNA's line of credit balance ($3,133,000) utilizing borrowings from the Company's line of credit. The transaction resulted in goodwill of $747,000. The Company provided certain services (including warehousing, data processing and order processing) to DNA through January 1997. The Company received $3,606,000 and $2,403,000 from DNA for such services during fiscal 1996 and fiscal 1997, respectively. Additionally, the Company purchased products from DNA totaling $5,201,000, and $4,274,000 during fiscal 1996 and fiscal 1997, respectively.

During fiscal 1997, the Company acquired certain assets from three separate wholesale prerecorded music distributors. The purchase prices totaled $9,346,000, paid in cash. The purchases included inventory, accounts receivable, trademarks and copyrights and a covenant not to compete, and resulted in goodwill and other intangibles of $1,766,000.

In December 1996, the Company and Stereophile, Inc. ("Stereophile") entered into an agreement to form Schwann Acquisition Corp. ("SAC") for the purpose of publishing quarterly and annual comprehensive classical music guides. Stereophile is owned by a Director of the Company. The Company contributed $150,000 in cash and guaranteed a $100,000 note payable issued to Stereophile by SAC for an 80% interest in SAC. Stereophile contributed certain publication assets, as defined in the agreement, valued at $355,000 for the remaining 20% interest in SAC. The transaction resulted in goodwill of $236,000. In December 1997, the Company acquired the remaining 20% interest in SAC by issuing 7,230 shares of the Company's common stock.

The above acquisitions have been accounted for using the purchase method of accounting and, accordingly, the operations of these businesses and net assets have been included in the Company's consolidated financial statements from their respective dates of acquisition and were not material to the results of operations of the Company.

                               VALLEY MEDIA, INC.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                               -------------------------------
                                                               MARCH 29,  MARCH 28,
DOLLARS IN THOUSANDS                                                1997       1998
                                                               ---------  ---------  SEPT. 26,
                                                                                          1998
                                                                                     ---------
                                                                                     (UNAUDITED)
Machinery and equipment......................................     $4,836     $9,682    $12,547
Office furniture and equipment...............................      4,953      6,733      9,021
Computer software............................................      2,765      5,045      5,779
Leasehold improvements.......................................      1,064      1,273      2,208
                                                               ---------  ---------  ---------
    Total....................................................     13,618     22,733     29,555

Less accumulated depreciation and amortization...............     (4,533)    (7,052)    (8,698)
                                                               ---------  ---------  ---------
Property and equipment, net..................................     $9,085    $15,681    $20,857
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

The Company leases some of its office furniture and equipment under capital leases. At March 29, 1997 and March 28, 1998 property and equipment recorded under capital leases was $1,051,000 and $3,850,000, respectively. Related accumulated amortization was $252,000 and $518,000, respectively.

6. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles consist of:

                                                               -------------------------------
                                                               MARCH 29,  MARCH 28,
DOLLARS IN THOUSANDS                                                1997       1998
                                                               ---------  ---------  SEPT. 26,
                                                                                          1998
                                                                                     ---------
                                                                                     (UNAUDITED)
Goodwill.....................................................     $2,508    $18,165    $18,366
Identifiable intangible assets, primarily customer lists.....        241      2,554      2,554
                                                               ---------  ---------  ---------
    Total....................................................      2,749     20,719     20,920

Less accumulated amortization................................       (123)    (1,679)    (2,528)
                                                               ---------  ---------  ---------
Goodwill and other intangibles, net..........................     $2,626    $19,040    $18,392
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

7. REVOLVING LINE OF CREDIT

At March 28, 1998, the Company had a revolving line of credit agreement that provided for borrowings up to the lesser of $110,000,000 (reduced to $100,000,000 as of April 1, 1998) or the amount of collateral availability. The line of credit bore interest at rates ranging from 8.38% to 8.75% at March 28, 1998. At March 28, 1998, the Company had $73,381,000 in outstanding borrowings and $12,424,000 in outstanding letters of credit. As of March 28, 1998, the Company was not in compliance with certain financial covenants this line of credit agreement; such line of credit was repaid and terminated on May 21, 1998.

On May 21, 1998, the Company entered into a new revolving line of credit agreement ("Credit Facility") that provides for borrowings up to the lesser of $130,000,000 or the amount of collateral availability, and on such date the Company borrowed approximately $97,500,000. Collateral availability is limited to 77% of eligible accounts receivable plus the lesser of 62% of cost or 91% of net realizable value of inventories (subject to certain limitations as to video and DNA inventories, as defined in the Credit Facility). The Credit Facility bears interest, at the Company's election, at prime plus a margin of 0% to 0.5% or the Eurodollar Rate plus a margin of 2.0% to 2.75%, subject to monthly adjustments and certain terms and conditions stated in the Credit Facility. The Credit Facility requires a monthly fee of 0.38% on the amount by which 80% of the available borrowings

                               VALLEY MEDIA, INC.

7. REVOLVING LINE OF CREDIT (CONTINUED)
exceeds the average daily principal balance of outstanding loans and letters of credit. Borrowings under the Credit Facility are secured by all eligible accounts receivable, inventory, certain equipment, and other intangible property of the Company. The Credit Facility contains various covenants, including among other things, compliance with adjusted net worth requirements, restriction of encumbrances, indebtedness, loans, investments and guarantees and restriction on the payment of cash dividends. Dividends are restricted to 25% of net income, subject to certain borrowing availability requirements. At September 26, 1998, no dividends (unaudited) were allowable under the Credit Facility. The Credit Facility expires on May 21, 2001 and renews annually thereafter unless notice is given by either party.

As a result of terminating the prior line of credit agreement, the Company incurred termination fees and wrote off prepaid financing costs totalling approximately $1,200,000 which were expensed in the first quarter of fiscal 1999.

8. LONG-TERM DEBT

Long-term debt consists of the following:

                                                               ---------------------------------
                                                               MARCH 29,  MARCH 28,
DOLLARS IN THOUSANDS                                                1997       1998
                                                               ---------  ---------   SEPT. 26,
                                                                                           1998
                                                                                     -----------
                                                                                     (UNAUDITED)
Various notes payable in monthly installments of $45,
 interest at 9.4% to 9.5%, due July 2002, secured by
 equipment...................................................                         $   1,250
Equipment loan payable in monthly installments of $52,
 interest at the treasury rate plus 3.2% (8.7% on March 28,
 1998), due November 2000, secured by equipment..............     $1,971     $1,494       1,240
Various notes payable in monthly installments totaling $16,
 interest at 9.3% on March 28, 1998, due at various dates
 through October 1998, secured by equipment..................        595         79          11
10% unsecured promissory note due with accrued interest May
 2000........................................................                   500         500
10% unsecured promissory note due December 1998, interest due
 quarterly beginning December 1997...........................        100        100         100
Capital lease obligations (see Note 9).......................        786      3,260       3,445
Unsecured notes payable to related parties, interest at 8%,
 payable monthly, due on demand..............................         63         67          67
                                                               ---------  ---------  -----------
  Total......................................................      3,515      5,500       6,613

Less current portion.........................................     (1,258)    (2,334)     (1,768)
                                                               ---------  ---------  -----------
Total long-term debt.........................................     $2,257     $3,166   $   4,845
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

                               VALLEY MEDIA, INC.

8. LONG-TERM DEBT (CONTINUED)
Scheduled principal maturities as of March 28, 1998 are as follows:

                                                                                      ---------
DOLLARS IN THOUSANDS
Fiscal year:
  1999..............................................................................     $2,334
  2000..............................................................................        648
  2001..............................................................................      1,030
  2002..............................................................................        363
  2003..............................................................................        379
  Thereafter........................................................................        746
                                                                                      ---------
    Total...........................................................................     $5,500
                                                                                      ---------
                                                                                      ---------

The equipment loan contains various covenants, including among other things, compliance with tangible net worth ratios, debt ratios and minimum cash flows. At March 28, 1998, the Company was not in compliance with certain financial covenants, certain of which were waived until September 30, 1998. The Company has classified such equipment loan as current at March 28, 1998.

9. COMMITMENTS AND CONTINGENCIES

The Company has several capital leases for office furniture and equipment. The Company also leases computer equipment and office and warehouse facilities and equipment under noncancelable operating leases. During fiscal 1996, fiscal 1997 and fiscal 1998, total rent expense under all operating leases was $1,217,000, $1,479,000 and $3,125,000, respectively. The Company was reimbursed $134,000 and $231,000 by DNA related to these expenditures in fiscal 1996 and 1997, respectively.

During fiscal 1998, the Company entered into a ten year noncancelable operating lease for a new distribution facility. The Company began operations in the facility during May 1998. Future lease payments are included in the table below. As of March 28, 1998, the Company had commitments to provide leasehold improvements of approximately $600,000 and to purchase equipment of approximately $1,500,000.

Future minimum payments under capital leases and noncancelable operating leases with terms of one year or more at March 28, 1998 consisted of the following:

                                                                           ---------------------
                                                                             CAPITAL   OPERATING
DOLLARS IN THOUSANDS                                                          LEASES      LEASES
                                                                           ----------  ---------
Fiscal year:
  1999...................................................................       $859      $4,153
  2000...................................................................        859       3,731
  2001...................................................................        686       2,441
  2002...................................................................        481       1,469
  2003...................................................................        464       1,357
  Thereafter.............................................................        810       5,164
                                                                           ----------  ---------
    Total lease payments.................................................      4,159     $18,315
                                                                                       ---------
                                                                                       ---------

Less amounts representing interest.......................................       (899)
                                                                           ----------
Present value of net minimum lease payments..............................     $3,260
                                                                           ----------
                                                                           ----------

                               VALLEY MEDIA, INC.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
In the ordinary course of its business the Company is a party to certain claims and legal actions. After consulting with legal counsel, the management of the Company believes that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company taken as a whole.

10. INCOME TAXES

The income tax provision (benefit) consists of the following:

                                                      ------------------------------------------------
                                                               FISCAL YEARS ENDED
                                                      -------------------------------------
                                                       MARCH 30,    MARCH 29,    MARCH 28,
DOLLARS IN THOUSANDS                                        1996         1997         1998
                                                      -----------  -----------  -----------        SIX
                                                                                                MONTHS
                                                                                                 ENDED
                                                                                             SEPT. 26,
                                                                                                  1998
                                                                                             ---------
                                                                                             (UNAUDITED)
Income tax expense:
  Current
    Federal.........................................   $     551    $     215    $      98       $(700)
    State...........................................         201           74            3        (198)
                                                      -----------       -----   -----------  ---------
      Total.........................................         752          289          101        (898)
  Deferred
    Federal.........................................         244          102        1,417
    State...........................................          20           19          516
                                                      -----------       -----   -----------
      Total.........................................         264          121        1,933          --
                                                      -----------       -----   -----------  ---------
Income tax provision (benefit)......................   $   1,016    $     410    $   2,034       $(898)
                                                      -----------       -----   -----------  ---------
                                                      -----------       -----   -----------  ---------

                               VALLEY MEDIA, INC.

10. INCOME TAXES (CONTINUED)

The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                          --------------------
                                                                          MARCH 29,  MARCH 28,
DOLLARS IN THOUSANDS                                                           1997       1998
                                                                          ---------  ---------
Deferred tax assets
  Investment in joint venture...........................................     $  420
  Net operating loss carryforwards......................................                 $ 135
  Allowance for doubtful accounts.......................................        235      1,086
  Minimum tax credits...................................................        143         24
  Capitalized inventory costs...........................................        134        117
  Accrued vacation......................................................        109        126
  Nondeductible reserves................................................                   362
  Deferred state taxes..................................................                   182
  ESOP contributions....................................................                    70
  Credit carryforward...................................................                   157
  Other.................................................................         95        169
                                                                          ---------  ---------
      Total deferred tax assets.........................................      1,136      2,428
                                                                          ---------  ---------
Deferred tax liabilities
  Fair value adjustment on customer receivables.........................                (3,517)
  Capitalized software..................................................       (807)    (1,210)
  Depreciation and amortization.........................................       (554)      (758)
  Other.................................................................        (46)       (13)
                                                                          ---------  ---------
      Total deferred tax liabilities....................................     (1,407)    (5,498)
                                                                          ---------  ---------
Net deferred tax liability..............................................     $ (271)   $(3,070)
                                                                          ---------  ---------
                                                                          ---------  ---------

The Company's effective tax rate differs from the federal statutory rate of 34% as follows:

                                      --------------------------------------------------------------------
                                                        FISCAL YEARS ENDED                      SIX MONTHS
                                      -------------------------------------------------------        ENDED
                                      MARCH 30, 1996     MARCH 29, 1997     MARCH 28, 1998       SEPT. 26,
                                      -----------------  -----------------  -----------------         1998
                                                                                               -----------
                                                                                               (UNAUDITED)
Federal tax at statutory rate.......           34.0%              34.0%              34.0%            34.0%
State income taxes, net of Federal
 benefit............................            6.0                6.1                5.8              5.8
Other...............................            1.2                0.1                0.4              0.4
                                      -----------------  -----------------  -----------------  -----------
Total...............................           41.2%              40.2%              40.2%           (40.2)%
                                      -----------------  -----------------  -----------------  -----------
                                      -----------------  -----------------  -----------------  -----------

11.  EMPLOYEE BENEFIT PLANS

During fiscal 1997, the Company repurchased 17,385 shares of common stock at $28.76 per share from the principal shareholder. The repurchase price was based upon an independent valuation of the Company.

STOCK OWNERSHIP PLAN

The Company's employee stock ownership plan ("ESOP") covers substantially all employees who meet minimum age and length of service requirements. The ESOP requires annual Company contributions of 1%-16% of eligible employees' annual compensation in the form of common stock, cash or any combination thereof. ESOP

                               VALLEY MEDIA, INC.

11.  EMPLOYEE BENEFIT PLANS (CONTINUED)
contribution expense, which represented 1% of eligible compensation, totaled $140,000, $164,000 and $216,000 for fiscal 1996, fiscal 1997 and fiscal 1998, respectively. The Company repurchased 1,856 and 4,037 ESOP shares during fiscal 1997 and fiscal 1998, respectively. The purchase price in each period was based upon an independent valuation of the Company.

1994 STOCK OPTION PLAN

Under the 1994 Stock Option Plan ("1994 Plan"), there are 110,000 shares of common stock reserved for which the Company may grant options to eligible employees, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for nonqualified stock options. Options granted under the 1994 Plan generally vest over four years, and expire 10 years from the date of grant.

1997 STOCK OPTION PLAN

Under the Company's 1997 Stock Option Plan ("1997 Plan"), there are 150,000 shares of common stock reserved for which the Company may grant options to eligible employees, outside directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for nonqualified stock options. Options granted under the 1997 Plan generally vest over four years, and expire 10 years from the date of grant.

Outstanding options under both plans are summarized as follows:

                                                         ---------------------------------------------
                                                                     WEIGHTED                WEIGHTED
                                                                      AVERAGE                 AVERAGE
                                                                     EXERCISE     OPTIONS    EXERCISE
                                                           OPTIONS      PRICE   EXERCISABLE     PRICE
                                                         ---------  ----------  ----------  ----------
Outstanding, April 1, 1995 and March 30, 1996..........     93,464     $19.50
Granted (weighted average fair value of $8.34).........     14,666      29.38
Forfeited..............................................     (8,402)     26.74
                                                         ---------  ----------
Outstanding, March 29, 1997............................     99,728      20.34      24,925      $19.50
Granted (weighted average fair value of $8.59).........     45,843      35.99
Forfeited..............................................     (2,830)     40.62
                                                         ---------
Outstanding, March 28, 1998............................    142,741     $24.97      94,451      $20.44
                                                         ---------
                                                         ---------

At March 28, 1998, there were 117,259 shares available for future grant under both plans. Subsequent to March 28, 1998, the Company granted approximately 3,700 options to purchase the Company's common stock at $45-$47 per share and approximately 11,500 shares to purchase the Company's common stock at $80 per share. In addition, subsequent to March 28, 1998, the Company's principal shareholder sold approximately 8,900 shares of common stock at $80 per share to certain members of the Company's Board of Directors.

In May 1998, the Company's President and Chief Executive Officer exercised an option to purchase 4,000 shares of Common Stock at an exercise price of $19.50 per share. The exercise price was paid by a $78,000 promissory note, with interest at 8.5%, due on May 15, 2001.

                               VALLEY MEDIA, INC.

11.  EMPLOYEE BENEFIT PLANS (CONTINUED)
The following table summarizes information about both plans at March 28, 1998:

---------------------------------------------------------
                         WEIGHTED                WEIGHTED
 RANGE OF                 AVERAGE                 AVERAGE
 EXERCISE    OPTIONS     EXERCISE    OPTIONS     EXERCISE
   PRICES  OUTSTANDING       PRICE EXERCISABLE       PRICE
---------  ---------  -----------  ---------  -----------
   $19.50     91,631       $19.50     88,881       $19.50
    30.00      7,333        30.00                   30.00
    35.00     41,293        35.00      5,293        35.00
    45.00      2,484        45.00        277        45.00
           ---------               ---------
             142,741       $24.97     94,451       $20.44
           ---------               ---------
           ---------               ---------

ADDITIONAL STOCK PLAN INFORMATION

SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the disclosure of pro forma net income as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value option pricing model with the following weighted average assumptions: expected life, five years following grant date; risk free interest rates, 5.6%-7.0%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1997 and fiscal 1998 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $610,000 in fiscal 1997 and $2,979,000 in fiscal 1998. As no awards were granted in fiscal 1996, pro forma net income does not differ from the reported amounts. However, the impact of outstanding nonvested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the fiscal 1997 and fiscal 1998 pro forma adjustment is not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

EMPLOYEE RETIREMENT PLAN

In April 1995, the Company adopted an employee retirement plan intended to be qualified under Section 401(k) of the Internal Revenue Code. Participation in the plan is available to substantially all employees. Generally, employees may contribute up to 17% of their annual compensation to the plan on a pre-tax basis. Under the plan, the Company makes matching contributions of 50% up to a maximum of 4% of each participating employee's annual compensation. The Company's contributions to the plan totaled $115,000, $164,000 and $282,000 in fiscal 1996, fiscal 1997 and fiscal 1998, respectively.

                               VALLEY MEDIA, INC.

12.  NET INCOME (LOSS) PER SHARE

A reconciliation of basic to diluted weighted average shares used in the calculation of net income (loss) per share is as follows:

                                           ---------------------------------------------------------
                                                 FISCAL YEARS ENDED             SIX MONTHS ENDED
                                           -------------------------------  ------------------------
                                           MARCH 30,  MARCH 29,  MARCH 28,   SEPT. 27,    SEPT. 26,
                                                1996       1997       1998        1997         1998
                                           ---------  ---------  ---------  -----------  -----------
                                                                                  (UNAUDITED)
Weighted average shares used in the
 calculation-basic.......................    617,584    596,666    596,003     595,132      601,052
Effect of dilutive stock options.........     34,871     44,231     60,213      53,835       91,571
                                           ---------  ---------  ---------  -----------  -----------
Weighted average shares used in the
 calculation-diluted.....................    652,455    640,897    656,216     648,967      692,623
                                           ---------  ---------  ---------  -----------  -----------
                                           ---------  ---------  ---------  -----------  -----------

13.  INTERIM INFORMATION (UNAUDITED)

On November 30, 1998, the Company entered into an amendment to the Credit Facility to increase the borrowings provided to the lesser of $200,000,000 or the amount of collateral availability.

During November 1998, the Company and Star Video settled the arbitration proceeding relating to the acquisition of Star Video. The settlement resulted in the reduction of goodwill of approximately $2,000,000, representing approximately $1,500,000 of accounts payable and $500,000 of notes payable no longer due to the previous owners of Star Video.

In June 1998, the Company expensed approximately $587,000 of deferred offering costs.

In November and December 1998 the Company granted 8,325 options to purchase the Company's Common Stock at $80 per share.

                          INDEPENDENT AUDITORS' REPORT

Valley Media, Inc.:

We have audited the accompanying statements of operations and changes in net assets acquired and of cash flows of Star Video Entertainment, L.P. ("Star Video") for the years ended December 31, 1995 and 1996 and for the period from January 1, 1997 to May 20, 1997. These financial statements are the responsibility of the management of Valley Media, Inc...........................
                            Our responsibility is to express an opinion on these
financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Star Video for the years ended December 31, 1995 and 1996 and for the period from January 1, 1997 to May 20, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California

July 22, 1998

                                   STAR VIDEO

          STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS ACQUIRED

                                                           -----------------------------------
                                                                                   PERIOD FROM
                                                           YEAR ENDED DECEMBER      JANUARY 1,
                                                                   31,                    1997
                                                           --------------------     TO MAY 20,
DOLLARS IN THOUSANDS                                            1995       1996           1997
                                                           ---------  ---------  -------------
Net sales................................................  $ 253,083  $ 301,122       $102,115

Cost of goods sold.......................................    227,520    272,870         93,006
                                                           ---------  ---------  -------------
Gross profit.............................................     25,563     28,252          9,109

Selling, general and administrative expenses.............     17,229     16,280         10,325
                                                           ---------  ---------  -------------
Operating income (loss)..................................      8,334     11,972         (1,216)

Interest expense.........................................        505        603            270
                                                           ---------  ---------  -------------
Net income (loss)........................................      7,829     11,369         (1,486)

Net assets acquired, beginning of period.................     14,893     19,609         26,129

Distributions to partners................................     (3,113)    (4,849)        (1,803)
                                                           ---------  ---------  -------------
Net assets acquired, end of period.......................  $  19,609  $  26,129       $ 22,840
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------

                       See notes to financial statements.

                                   STAR VIDEO

                            STATEMENTS OF CASH FLOWS

                                                            -----------------------------------
                                                                                    PERIOD FROM
                                                                 YEAR ENDED          JANUARY 1,
                                                                DECEMBER 31,               1997
                                                            --------------------     TO MAY 20,
DOLLARS IN THOUSANDS                                             1995       1996           1997
                                                            ---------  ---------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).......................................  $   7,829  $  11,369        $(1,486)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
  Depreciation and amortization...........................        573        641            275
  Bad debt expense........................................        169        308            924
  Changes in assets and liabilities:
    Accounts receivables..................................    (25,841)   (12,958)        28,931
    Inventories...........................................     (1,333)    (1,957)          (542)
    Prepaid expenses and other............................       (440)       645             (5)
    Accounts payable......................................      6,896      9,440        (37,333)
    Accrued expenses......................................        156        382           (227)
                                                            ---------  ---------  -------------
      Net cash provided by (used in) operating
       activities.........................................    (11,991)     7,870         (9,463)
                                                            ---------  ---------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.....................       (698)      (862)          (282)
                                                            ---------  ---------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net short-term borrowings (repayments)..................      3,791     (1,895)        15,243
  Repayment of long-term debt.............................       (144)       (54)
  Other...................................................        (14)      (138)           (99)
  Distributions to partners...............................     (3,113)    (4,849)        (1,803)
                                                            ---------  ---------  -------------
      Net cash provided by (used in) financing
       activities.........................................        520     (6,936)        13,341
                                                            ---------  ---------  -------------
NET INCREASE (DECREASE) IN CASH...........................    (12,169)        72          3,596
CASH, Beginning of period.................................     12,198         29            101
                                                            ---------  ---------  -------------
CASH, End of period.......................................  $      29  $     101        $ 3,697
                                                            ---------  ---------  -------------
                                                            ---------  ---------  -------------

                       See notes to financial statements.

                                   STAR VIDEO

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SALE OF BUSINESS TO VALLEY MEDIA, INC.

Star Video Entertainment, L.P. (the "Partnership") was engaged primarily in the distribution of pre-recorded videocassettes, games and accessories and also provided rental ready services as well as racking services for certain customers. Distribution facilities were in New Jersey, Pennsylvania, Massachusetts, New York and Indiana and products were sold primarily to retail stores throughout the United States. The Partnership purchased approximately 30% of video products from a single vendor.

On May 20, 1997, Valley Media, Inc. acquired substantially all of the Partnership's assets and assumed certain Partnership liabilities. The total purchase price was $37,872,000. The purchase price is subject to adjustment in the future depending upon the ultimate resolution of an arbitration proceeding between Valley Media, Inc. and the Partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements present the results of operations and cash flows of the net assets acquired by Valley Media, Inc. from the Partnership on May 20, 1997. Such net assets acquired represent substantially all of the business operations of the Partnership during the periods presented and are referred to as "Star Video" in the accompanying financial statements and notes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful accounts and vendor receivables. Actual results could differ from those estimates.

REVENUE RECOGNITION

Sales are recognized upon shipment of pre-recorded videocassettes and other related products net of returns and allowances. Net sales also include fees for services.

CONCENTRATION OF CREDIT RISK

Star Video is subject to credit risk through sales and related trade accounts receivable to retailers. Star Video routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits Star Video's concentration of credit risk with respect to trade accounts receivable.

INCOME TAXES

No provision for income taxes has been recorded within Star Video's financial statements since they were includable in the income tax returns of the partners of the Partnership.

3. SHORT-TERM BORROWINGS

On December 26, 1991, Star Video entered into a revolving line of credit agreement ("Agreement") with BTM Capital Corporation ("BTM") that provided for borrowings up to the lesser of $30,000,000 or 75% of eligible accounts receivable and 50% of eligible inventory. The line of credit bore interest at prime plus 1% (9.5% at May 20, 1997). The Agreement provided for a commitment fee of 0.38% on the unused portion of the line. Borrowings were secured by all eligible accounts receivable, inventory, equipment and other tangible property of Star Video. The Agreement was due to expire June 1, 1998.

                                   STAR VIDEO

3. SHORT-TERM BORROWINGS (CONTINUED)
Letters of credit of $200,000 and $7,940,000 were outstanding as of December 31, 1995 and 1996, respectively, which were issued to various vendors by BTM.

The Agreement contained various financial covenants, including among other things, compliance with debt ratios, capital expenditure limits, net worth limits and restrictions on the payment of amounts to the partners. As of December 31, 1995 and 1996, Star Video was not in compliance with one of the financial covenants of the Agreement. On March 7, 1996 and March 14, 1997, the Company subsequently obtained from BTM a waiver of the respective defaults as of December 31, 1995 and 1996, respectively.

On May 20, 1997, concurrent with the acquisition of the net assets of Star Video by Valley Media, Inc., the outstanding loan balance of $14,529,000 and other short-term borrowings of $2,610,000 were paid by Valley Media, Inc. Upon payment of the outstanding balance, the Agreement was terminated.

4. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Star Video leases office and warehouse facilities and equipment under noncancelable operating leases. During 1995, 1996 and the period from January 1, 1997 to May 20, 1997, total rent expense under operating leases was approximately $950,000, $1,023,000 and $439,000, respectively.

Star Video leases its executive offices and warehouse in New Jersey from an affiliate of the Partnership under the terms of the lease expiring in 2000 and requiring minimum annual rentals of $224,000. Star Video has deposited $90,000 with the affiliate as rent security and Star Video is paid interest at the rate of 8% per annum.

Future minimum payments under noncancelable operating leases with terms of one year or more consisted of the following at May 20, 1997:

DOLLARS IN THOUSANDS
For the period ending December 31
  1997..............................................................  $     630
  1998..............................................................        726
  1999..............................................................        484
  2000..............................................................        279
                                                                      ---------
Total lease payments................................................  $   2,119
                                                                      ---------
                                                                      ---------

        UNAUDITED PRO FORMA FINANCIAL INFORMATION OF VALLEY MEDIA, INC.

The unaudited pro forma consolidated statement of income of Valley Media, Inc. for the fiscal year ended March 28, 1998 gives effect to the May 20, 1997 acquisition of the net assets of Star Video Entertainment, L.P. ("Star Video"), for approximately $37,900,000, as if it had occurred as of March 30, 1997, the beginning of Valley Media, Inc.'s 1998 fiscal year.

Unaudited pro forma adjustments are based upon historical information, preliminary estimates and certain assumptions that Valley Media, Inc. deems appropriate. The unaudited pro forma financial information presented herein is not necessarily indicative of the results of Valley Media, Inc. that would have been obtained had such acquisition of the net assets of Star Video occurred at the beginning of the fiscal year, or of the future results of Valley Media, Inc. The pro forma consolidated statement of income should be read in conjunction with the consolidated financial statements of Valley Media, Inc. and Star Video appearing elsewhere in this Prospectus.

                               VALLEY MEDIA, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FISCAL YEAR ENDED MARCH 28, 1998(1)

                                          ------------------------------------------------------
                                          VALLEY MEDIA,   STAR VIDEO
                                                   INC.     APRIL 1,                  PRO FORMA
                                            FISCAL YEAR        1997-                 FISCAL YEAR
DOLLARS IN THOUSANDS, EXCEPT PER SHARE      ENDED MARCH      MAY 20,  PRO FORMA      ENDED MARCH
DATA                                           28, 1998     1997(2A)  ADJUSTMENTS      28, 1998
                                          -------------  -----------  -------------  -----------
Net sales...............................       $583,492    $  32,542  $               $ 616,034
Cost of goods sold......................        516,627       29,081                    545,708
                                          -------------  -----------      -----      -----------
Gross profit............................         66,865        3,461                     70,326
Selling, general and administrative
 expenses...............................         55,183        3,590        193 (2b)     58,966
                                          -------------  -----------      -----      -----------
Operating income........................         11,682        (129)       (193)         11,360
Interest expense........................          6,627           86        280 (2c)      6,993
                                          -------------  -----------      -----      -----------
Income (loss) before income taxes.......          5,055        (215)       (473)          4,367
Income taxes............................          2,034                    (275)(2d)      1,759
                                          -------------  -----------      -----      -----------
Net income (loss).......................    $     3,021    $   (215)  $    (198)      $   2,608
                                          -------------  -----------      -----      -----------
                                          -------------  -----------      -----      -----------
Net income per share:
  Basic.................................    $      5.07                               $    4.38
                                          -------------                              -----------
                                          -------------                              -----------
  Diluted...............................    $      4.60                               $    3.97
                                          -------------                              -----------
                                          -------------                              -----------
Weighted average number of shares
 outstanding:
  Basic.................................        596,003                                 596,003
                                          -------------                              -----------
                                          -------------                              -----------
  Diluted...............................        656,216                                 656,216
                                          -------------                              -----------
                                          -------------                              -----------

    See accompanying notes to unaudited pro forma consolidated statement of operations.

                               VALLEY MEDIA, INC.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

                            STATEMENT OF OPERATIONS

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of operations presents the results of operations of Valley Media, Inc. for the fiscal year ended March 28, 1998 as if the acquisition of the net assets of Star Video Entertainment, L.P. ("Star Video") had occurred as of March 30, 1997 the beginning of Valley Media, Inc.'s 1998 fiscal year.

2. PRO FORMA ADJUSTMENTS TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a) To reflect the inclusion of the operating results of Star Video for the period from March 30, 1997 (April 1, 1997 for accounting purposes) to May 20, 1997.

(b) To reflect the amortization of goodwill, assuming a 15 year amortization period.

(c) To reflect additional interest expense, assuming an interest rate of 9%, as a result of additional borrowings under the Company's revolving line of credit agreement utilized to fund the acquisition of Star Video.

(d) To reflect the income tax effect of the adjustments noted above.

                                 [Valley Logo]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby, other than underwriting commissions and discounts. All amounts, except the SEC registration fee, the NASD Filing Fee and the Nasdaq National Market listing fee, are estimates.

                                                                     ---------
ITEM                                                                    AMOUNT
-------------------------------------------------------------------  ---------
SEC registration fee...............................................  $  12,788
NASD filing fee....................................................      5,100
Nasdaq National Market listing fee.................................      1,000
Blue Sky fees and expenses.........................................          +
Printing and engraving expenses....................................          +
Legal fees and expenses............................................          +
Accounting fees and expenses.......................................          +
Transfer Agent and Registrar fees..................................          +
Miscellaneous expenses.............................................          +
                                                                     ---------
    Total..........................................................  $       +
                                                                     ---------
                                                                     ---------

------------------------

+   To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Delaware law, the Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of duty of loyalty to the Company or to its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Amended and Restated Certificate of Incorporation further provides that the Company must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Company believes that indemnification under its Amended and Restated Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties. The Company's Certificate of Incorporation also permits the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

The Company has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Company to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Company, its directors, its officers who sign the Registration Statement, and the Company's controlling persons for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

Since December 1, 1995, the Registrant has issued and sold the following unregistered securities:

    (1) In December 1997, the Company issued 7,230 shares of its Common Stock to Stereophile, Inc. ("Stereophile"), 90% of the outstanding shares of which are owned by Lawrence Archibald, a member of the Company's Board of Directors. The shares were issued by the Company in connection with the merger of Schwann Acquisition Corp. ("SAC") into the Company. Prior to the merger, the Company owned 80% of the outstanding shares of SAC, while Stereophile owned the remaining 20%. See "Certain Transactions." The sale and issuance of securities in this transaction was deemed exempt from registration under the Securities Act by virtue of Section 4(2).

    (2) Since December 1, 1995, the Company has granted options to purchase 62,289 shares of Common Stock to a total of 60 employees, directors and consultants at a weighted average exercise price of $46.24 per share pursuant to the 1994 Plan and the 1997 Plan. These issuances of securities were deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits

---------------------------------------------------------------------------------------------
 EXHIBITS
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------
      1.1+   Form of Underwriting Agreement.
       3.1   Amended and Restated Certificate of Incorporation of the Company.
       3.2   Amended and Restated Bylaws of the Company.
      4.1+   Form of the Company's Common Stock Certificate.
       4.2   Contribution and Shareholders Agreement, dated December 16, 1996, between the
              Company and Stereophile, Inc.
       4.3   Stockholder Agreement, dated January 15, 1995, between the Company and Robert R.
              Cain.
       4.4   Reference is made to Exhibits 3.1 and 3.2.
      5.1+   Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional
              Corporation, as to the validity of the issuance of the securities registered hereby.
      10.1   Loan and Security Agreement, dated May 21, 1998, between the Company, Congress
              Financial Corporation (Northwest) and the institutions named therein.
      10.2   Asset Purchase Agreement, dated May 20, 1997, between the Company and Star Video
              Entertainment, L.P.
      10.3   Standard Industrial Lease - Net, dated October 6, 1988, between the Company and
              Betty Kuhn.
      10.4   Build-to-Suit Facility - Absolute Net Lease, dated October 3, 1989, between the
              Company and Betty Kuhn.
      10.5   Industrial Real Estate Lease, dated May 21, 1992, between the Company and
              Panattoni Development Company.
      10.6   Build to Suit Lease Agreement, dated October 1, 1997, between the Company and
              Pizzuti Equities Inc.
      10.7   Form of Indemnification Agreement between the Company and each of its officers and directors.
      10.8   1994 Stock Option Plan and form of Option Agreement under Plan.
    10.8.1   Amendment No. 1 to 1994 Stock Option Plan.
      10.9   1997 Stock Option Plan and form of Option Agreement under Plan.
    10.9.1   Amendment No. 1 to 1997 Stock Option Plan.
    10.10+   Employee Stock Ownership Plan.
     10.11   Form of Severance and Change in Control Agreement between the Company and its executive officers.
     10.12   Management Incentive Plan - Plan Summary.
     11.1+   Computation of Net Income Per Share.
     23.1+   Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional
              Corporation (included in Exhibit 5.1).

      23.2   Independent Auditors' Consent and Report.
      23.3   Independent Auditors' Consent.
      24.1   Power of Attorney.
      27.1   Financial Data Schedule.

------------------------

+ To be filed by amendment.

(b)  Financial Statement Schedules

--------------------------------------------------------------------------------------------
  SCHEDULE   DESCRIPTION
-----------  -------------------------------------------------------------------------------
        II   Valuation and Qualifying Accounts

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the Registrant or related notes thereto.

ITEM 17.  UNDERTAKINGS.

The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial BONA FIDE offerings thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland, State of California, on the 21st day of December, 1998.

                                VALLEY MEDIA, INC.

                                By:              /s/ ROBERT R. CAIN
                                     -----------------------------------------
                                                   Robert R. Cain
                                       President and Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert R. Cain and J. Randolph Cerf, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to an intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ BARNET J. COHEN
------------------------------  Chairman of the Board         December 21, 1998
       Barnet J. Cohen

                                President, Chief Executive
      /s/ ROBERT R. CAIN          Officer and Director
------------------------------    (Principal Executive        December 21, 1998
        Robert R. Cain            Officer)

     /s/ J. RANDOLPH CERF       Chief Financial Officer
------------------------------    (Principal Financial and    December 21, 1998
       J. Randolph Cerf           Accounting Officer)

    /s/ LAWRENCE ARCHIBALD
------------------------------  Director                      December 21, 1998
      Lawrence Archibald

   /s/ CHRISTOPHER MOTTERN
------------------------------  Director                      December 21, 1998
     Christopher Mottern

   /s/ WENDY PASKIN-JORDAN
------------------------------  Director                      December 21, 1998
     Wendy Paskin-Jordan

        /s/ JAMES SHA
------------------------------  Director                      December 21, 1998
          James Sha

                                                                     SCHEDULE II

                               VALLEY MEDIA, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                ----------------------------------------------------------
                                 COLUMN B         COLUMN C                       COLUMN E
                                ----------  ---------------------               ----------
                                BALANCE AT                CHARGED   COLUMN D    BALANCE AT
                                 BEGINNING  CHARGED TO   TO OTHER  -----------      END OF
           COLUMN A              OF PERIOD     EXPENSE   ACCOUNTS   DEDUCTIONS      PERIOD
------------------------------  ----------  ----------  ---------  -----------  ----------
Fiscal year ended March 30, 1996:
  Inventory reserves..........  $        -  $  428,414  $       -  $  (378,014) $   50,400
  Allowance for doubtful
   accounts receivable........     312,800     108,342          -     (100,642)    320,500
  Customer returns reserve....     248,433   1,567,061          -   (1,529,757)    285,737
  Vendor receivables
   reserve....................      18,727     306,988                             325,715
                                ----------  ----------  ---------  -----------  ----------
Total.........................  $  579,960  $2,410,805  $       -  $(2,008,413) $  982,352
                                ----------  ----------  ---------  -----------  ----------
                                ----------  ----------  ---------  -----------  ----------
Fiscal year ended March 29, 1997:
  Inventory reserves..........  $   50,400  $  788,140  $ 451,297  $  (897,913) $  391,924
  Allowance for doubtful
   accounts receivable........     320,500     408,012    194,550      (97,914)    825,148
  Customer returns reserve....     285,737   2,795,640  1,075,822   (2,548,576)  1,608,623
  Vendor receivables
   reserve....................     325,715      77,191     44,564     (208,983)    238,487
                                ----------  ----------  ---------  -----------  ----------
Total.........................  $  982,352  $4,068,983  $1,766,233 $(3,753,386) $3,064,182
                                ----------  ----------  ---------  -----------  ----------
                                ----------  ----------  ---------  -----------  ----------
Fiscal year ended March 28, 1998:
  Inventory reserves..........  $  391,924  $1,273,409  $ 229,680  $  (308,177) $1,586,836
  Allowance for doubtful
   accounts receivable........     825,148   6,077,164  1,833,357   (3,459,488)  5,276,181
  Customer returns reserve....   1,608,623  10,148,343  1,436,200   (9,471,891)  3,721,275
  Vendor receivables
   reserve....................     238,487           -  1,695,326   (1,288,465)    645,348
                                ----------  ----------  ---------  -----------  ----------
Total.........................  $3,064,182  $17,498,916 $5,194,563 $(14,528,021) $11,229,640
                                ----------  ----------  ---------  -----------  ----------
                                ----------  ----------  ---------  -----------  ----------

                                      S-1